As filed with the Securities and Exchange Commission on April 1, 2004 File No. 70-10189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation

Commonwealth Edison Company

10 South Dearborn Street, 37th Floor

Chicago, Illinois 60603

PECO Energy Company	Exelon Generation Company, LLC
2301 Market Street Philadelphia, Pennsylvania 19101	300 Exelon Way Kennett Square, Pennsylvania 19348

Adwin Equipment Company; Commonwealth Edison
Company of Indiana, Inc.; ECP Telecommunications
Holdings, LLC; EEI Telecommunications Holding, LLC;
Energy Trading Company; Exelon Business Services
Company; Exelon Capital Partners, Inc.; Exelon
Communications Company, LLC; Exelon
Communications Holdings, LLC; Exelon Energy
Company; Exelon Energy Delivery Company, LLC;
Exelon Enterprises Company, LLC; Exelon Enterprises	Investments, Inc.; Exelon Enterprises Management,
Inc.; Exelon New Trust Company; Exelon Services,
Inc.; Exelon Thermal Development, Inc.; Exelon
Thermal Holding, Inc.; Exelon Thermal Technologies,
Inc.; Exelon Ventures Company, LLC; F&M
Holdings Company, LLC; PECO Energy Power
Company; Susquehanna Power Company;
Susquehanna Electric Company; Unicom Power
Holdings, LLC; Unicom Investments, Inc. and
Unicom Power Marketing, Inc.

c/o Exelon Corporation

10 South Dearborn Street

37th Floor

Chicago, Illinois 60603

(Name of companies filing this statement and address of principal executive offices)

Exelon Corporation

(Name of top holding company parent of each applicant or declarant)

Randall E. Mehrberg

Executive Vice President and General Counsel

Exelon Corporation, 10 South Dearborn Street, 37th Floor, Chicago, IL 60603

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this

Application-Declaration to:

William J. Harmon Jones Day 77 West Wacker, Suite 3500 Chicago, IL 60601 (312) 782-3939 wjharmon@jonesday.com	Constance Reinhard Exelon Corporation 10 South Dearborn Street, 35th Floor Chicago, Illinois 60603 312-394-3604 constance.reinhard@exeloncorp.com

-i-

(continued)

-ii-

(continued)

-iii-

This Amendment No. 2 amends and restates the Application-Declaration (collectively, this “Application”) filed by Exelon Corporation (“Exelon”), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the “Act”), the Utility Subsidiaries (as hereinafter defined) and the additional companies listed on the signature page of this Application (collectively, the “Applicants”) on December 22, 2003 in this docket, as amended by Amendment No. 1 thereto filed on March 5, 2004, except with respect to the Exhibits previously filed.

Item 1.	Description of Proposed Transaction

A.	Introduction

In this Application, Applicants seek approval pursuant to Sections 5(d), 6(a), 7, 9, 10, 12 and 13 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 87 and 90 thereunder to engage in the various transactions set forth herein.

B.	Background

Exelon and its Subsidiaries1 received approval from the Securities and Exchange Commission (the “Commission”) in Docket No. 70-9693 (as amended through Amendment No. 5, the “Prior Financing U-1”) to engage in certain financing transactions pursuant to orders dated November 2, 2000 (Holding Co. Act Release No. 27266, the “November 2 Order”) and December 8, 2000 (Holding Co. Act Release No. 27296, the “December 8 Order” and together with the November 2 Order, the “Prior Orders”).

In the November 2 Order, the Commission reserved jurisdiction over several requests including the request that Exelon be permitted to have an aggregate investment in exempt wholesale generators (“EWGs”) and foreign utility companies (“FUCOs”) of $5.5 billion. The November 2 Order approved an aggregate investment of up to $2 billion in EWGs and FUCOs and reserved jurisdiction over the balance of the request. Exelon has previously requested that the Commission release jurisdiction over the request for an additional $2 billion in aggregate investment in EWGs and FUCOs and by the December 8 Order the Commission approved such request so that the aggregate investment in EWGs and FUCOs now authorized is $4 billion. In other respects the November 2 Order remains unchanged.

Furthermore, the November 2 Order approved financing authority in the amount of $4 billion and reserved jurisdiction over the request for an additional $4 billion outstanding at any time through March 31, 2004, representing financing authorizations relating to equity securities, preferred securities and debt.2

[1]	Each of the directly and indirectly owned subsidiaries of Exelon is referred to in this Application individually as a “Subsidiary” and collectively as “Subsidiaries.”

[2]	Exelon filed Amendment No. 5 on August 15, 2001 requesting that the Commission further release jurisdiction over the remaining requests and seeking other relief. Upon issuance of an order in this docket, Exelon will file an Amendment requesting withdrawal of Amendment No. 5.

A summary of the existing limitations on financing for the Exelon system is as follows:

Type	Amount
Exelon – common stock, preferred securities, long-term debt, short-term debt	$4 billion
Exelon – short-term debt sub-limit	$3 billion
Utility Subsidiaries – short-term debt	$2.7 billion
Genco – Member Interests[3], preferred securities, long-term debt[4]	$5.5 billion
Exelon and Genco guaranties	$4.5 billion
Aggregate Investment in EWGs and FUCOs	$4 billion

The Prior Orders, in summary, approved the following:

i. (a) external issuances by Exelon of common stock, preferred stock and preferred stock equivalent securities (collectively “preferred securities”), long-term debt, short-term debt, and other securities, (b) guarantees of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons, and (c) the entering into by Exelon of transactions to manage interest rate risk (“hedging transactions”);5

ii. issuances of securities, guarantees and the entering into of hedging transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;

iii. issuances by Non-Utility Subsidiaries6 of securities and authority to enter into hedging transactions which are not exempt pursuant to Rule 52;

iv. the establishment of a utility money pool (the “Utility Money Pool”) and a non-utility money pool (the “Non-Utility Money Pool”) and the issuance of intra-system guarantees by Exelon and the Non-Utility Subsidiaries on behalf of the Subsidiaries;

v. the continuation of existing intra-system debt and guarantees;

[3]	Exelon Generation Company, LLC (“Genco”) is a wholly-owned Pennsylvania limited liability company and accordingly does not have “common stock” but rather has “membership interests” in accordance with Pennsylvania Limited Liability Company Law, referred to herein as “Member Interests.” The rights attendant to the Member Interests are equivalent to the rights of common stockholders. See American Transmission Company, LLC, Holding Company Act Release No. 27678 (May 15, 2003).

[4]	The limitation on short-term debt for Genco was aggregated with the Utility Subsidiary limitation on short-term debt of $2.7 billion. Further, the overall limitation on Genco financing is aggregated with the Exelon limitation of $4 billion, and thereby effectively limiting Genco’s financing authority to $4 billion.

[5]	“Hedging transactions” include only those transactions related to financing activities. Engaging in futures and other commodity related risk management by Exelon and its subsidiaries constitute part of their normal business activities and as such do not require Commission approval. See Southern Energy, Inc., Holding Co. Act Release No. 27020 (May 13, 1999); Entergy Corp., Holding Co. Act Release No. 26812 (Jan. 6, 1998); New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997); National Fuel Gas Co., Holding Co. Act Release No. 2666 (Feb. 12, 1997).

[6]	“Non-Utility Subsidiaries” are defined as all Subsidiaries of Exelon other than the Utility Subsidiaries and also includes all other direct and indirect subsidiaries that Exelon may hereinafter form or acquire in accordance with a Commission order or otherwise in accordance with the Act or a rule promulgated thereunder.

vi. the ability of 50% or more owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company; 7

vii. the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to the Prior Orders or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities;

viii. the payment by Non-Utility Subsidiaries of dividends out of capital and unearned surplus;

ix. the use of up to $4 billion of the proceeds of financings for investments in EWGs and FUCOs;8

x. issuance of debt or equity securities by Exelon Energy Delivery Company, LLC (“Delivery”), Exelon Ventures Company, LLC (“Ventures”) and Genco for the purpose of acting as a conduit for additional financing to their respective Subsidiaries; and

xi. the payment by Exelon and ComEd of dividends out of capital up to an amount of $500 million.

The approvals summarized in items (i) through (xi) above are referred to as the “Financing Activities.” Authorization for Financing Activities under the Prior Orders expires March 31, 2004.

C.	Description of the Parties to the Transaction

As of the effective date of the Order herein, Exelon will have four operating public utility company subsidiaries (the “Utility Subsidiaries”):

•	PECO Energy Company (“PECO”), a public utility company engaged (i) in the purchase, transmission, distribution and sale of electricity and (ii) in the purchase, distribution and sale of natural gas in Pennsylvania;

•	Commonwealth Edison Company (“ComEd”), a public utility company engaged in the purchase, transmission, distribution and sale of electricity in Illinois;

•	Genco, a public utility company and a registered holding company[9] engaged in the purchase, generation and sale of electricity in Pennsylvania, Illinois and elsewhere; and

•	Commonwealth Edison Company of Indiana, Inc. (“ComEd of Indiana”), a public utility company that has no retail customers.

[7]	The Commission approved this request with respect to wholly-owned Subsidiaries and reserved jurisdiction with respect to less than wholly-owned Subsidiaries.

[8]	As indicated above, the Prior Orders approved the use of up to $4 billion of financings for investments in EWGs and FUCOs and reserved jurisdiction over the remainder of the $5.5 billion sought by Exelon.

[9]	Genco filed a Form U5A Notification of Registration on January 23, 2001. Genco seeks an order under Section 5(d) of the Act in this Application that it will cease to be a registered holding company effective as of the date of such order.

In addition, Exelon has the following Subsidiaries that have historically been electric utility companies as defined in PUHCA:

•	PECO Energy Power Company (“PEPCO”),[10] Susquehanna Power Company and Susquehanna Electric Company (the “Conowingo Companies”), each of which is exclusively engaged in owning and/or operating a hydroelectric generation project, the power of which is sold at wholesale. Exelon will cause each of the Conowingo companies to make the necessary filing with the FERC to become EWGs prior to the date of the Order in this docket;[11]

In addition, Exelon has the following other principal Subsidiaries:

•	Delivery, the intermediate registered holding company for ComEd and PECO;[12]

•	Exelon Business Services Company (“Exelon Business Services”), the service company for the Exelon System;

•	Ventures, a registered holding company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC (“Enterprises”);[13] and

•	Enterprises, the principal Subsidiary through which Exelon conducts its non-utility businesses.

Effective as of January 1, 2001, Exelon effectuated the corporate restructuring (the “Restructuring”) contemplated in the Commission’s order approving the merger (the “Merger”) that created Exelon (Holding Co. Act Release No. 27256, October 19, 2000) (the “Merger Order”).14 In summary, the Restructuring consisted of the transfer of electric generating assets of ComEd and PECO to Genco and the transfer of non-utility subsidiaries of PECO and Unicom Enterprises, Inc. to be indirect subsidiaries of Ventures. Since the date of the Restructuring, and as a result thereof, the Exelon system has included four registered holding companies, in addition to Exelon: Ventures, which was required for tax purposes to serve as a holding company for Genco and Enterprises; Delivery, which serves to enhance the integration of Exelon’s principal State regulated utilities ComEd and PECO; Genco, which controls all of the Exelon system’s generating assets including the Conowingo Companies; and PEPCO, which has been a registered holding company since at least the 1940’s.

As noted above, with the conversion of the Conowingo Companies to EWGs, Genco will no longer have any Subsidiary that is a public utility company within the meaning of the Act. Further, PEPCO will likewise have no public utility company Subsidiaries. Consequently, Genco and PEPCO each seek an order herein under Section 5(d) of the Act that they cease to be

[10]	PEPCO is also a registered holding company and the parent company of Susquehanna Power Company.

[11]	On March 22, 2004, PEPCO, Susquehanna Power Company and Susquehanna Electric Company each filed with the Federal Energy Regulatory Commission (“FERC”) seeking certification as EWGs in Docket Nos. EG04-41-000, EG04-43-000 and EG4-42-000, respectively.

[12]	Delivery filed a Form U5A Notification of Registration on June 4, 2001.

[13]	Ventures filed a Form U5A Notification of Registration on January 23, 2001. See Docket No. 70-10107 regarding a proposed reorganization involving Ventures.

[14]	Certain elements of the Restructuring were completed later in 2001.

registered holding companies under the Act because effective March 22, 2004, each of the Conowingo Companies filed with the FERC seeking certification as EWGs and are therefore no longer public utility companies under the Act.15

Ventures and Delivery are referred to herein as the “Other Registered Holding Companies.” None of the Other Registered Holding Companies has securities outstanding in the hands of the public.

D.	Overview of the Requests

The Applicants hereby request authorization to engage in the financing transactions set forth herein during the period from the effective date of the order in this proceeding through April 15, 2007 (the “Authorization Period”). Furthermore, Genco and PEPCO each seek an order under Section 5(d) of the Act that they have ceased to be registered holding companies under the Act.

The approval by the Commission of this Application will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the Prior Orders and existing Commission precedent.16

The authorizations for financing transactions and other approvals requested herein relate to:

i. external issuances by Exelon of common stock, preferred stock, Preferred Securities (as defined below), Equity Linked Securities (as defined below), long-term debt and short-term debt to increase Exelon’s capitalization by up to $8.0 billion over existing capitalization at the time of the order in this matter;

ii. external issuances by Exelon of common stock, preferred stock, Preferred Securities, Equity Linked Securities, long-term debt and short-term debt to refund or replace existing securities without increasing capitalization;

iii. external issuances of up to 21 million shares of Exelon common stock under Exelon’s dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans;17

iv. the entering into by Exelon of hedging transactions;

[15]	Pursuant to Section 32(a)(1) of the Act, a person applying in good faith for determination is deemed an EWG under the Act upon the date of such application.

[16]	See e.g., KeySpan Corp., Holding Co. Act Release No. 27776 (Dec. 18, 2003); FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003); SCANA Corporation Holding Co. Act Release No. 27649 (February 12, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999)), Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).

[17]	The number of shares authorized to be issued will be adjusted (increased proportionately) to take into account any stock split undertaken by Exelon as authorized in this docket. See, UNITIL Corporation, Holding Co. Act Release No. 35-25648 (October 6, 1992).

v. issuances by Genco of Member Interests, preferred equity interests, Preferred Securities, Equity Linked Securities, long-term debt and short term debt to increase its capitalization, subject to the $8 billion limitation applicable to Exelon, or to refund or replace existing securities without increasing capitalization or to assume certain pollution control obligations currently outstanding for ComEd or PECO;

vi. the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application or pursuant to applicable exemptions under the Act, including intra-system guarantees of such securities and the retention of existing financing entities;

vii. the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rules 45(b) and 52, by Exelon to or on behalf of its Subsidiaries and others, by the Non-Utility Subsidiaries to or on behalf of other Non-Utility Subsidiaries and others and by the Utility Subsidiaries to or on behalf of such Utility Subsidiary’s direct or indirect subsidiaries and others;

viii. issuances of short-term debt securities (including commercial paper) in an amount not to exceed $2.7 billion issued and outstanding at any time and the entering into of hedging transactions by the Utility Subsidiaries and external issuances by the Utility Subsidiaries of long-term debt or short-term debt to refund or replace existing securities without increasing capitalization, to the extent not exempt pursuant to Rule 52;

ix. continuation of authorization for the Utility Money Pool and the Non-Utility Money Pool (subject to modifications described herein);

x. intra-company financings through Ventures and Delivery;

xi. the payment of dividends out of capital or unearned surplus by the Non-Utility Subsidiaries;

xii. authority to pay dividends out of capital up to $500 million by Exelon and ComEd to accommodate elimination of retained earnings by “push-down accounting” in the Merger;

xiii. the use of up to $7.0 billion of financings for investments in EWGs and FUCOs;18

xiv. the payment of dividends out of capital by ComEd of Indiana; and

xv. authorization for Genco to become obligated for certain pollution control obligations of PECO and ComEd.

E.	Financing Authorization

1.	Parameters for Financing Authorization

Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The

[18]	Exelon requests that the Commission reserve jurisdiction over aggregate investments in EWGs and FUCOs by Exelon in excess of $4 billion pending completion of the record.

following general terms, hereinafter referred to as the “Financing Parameters”, will be applicable as specified herein to the financing transactions requested to be authorized hereby:

(a) Effective Cost of Money on Financings. The effective cost of money on long-term debt of any series will not exceed at the time of issuance the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term approximately equal to the term of such series of long-term debt or (ii) a gross spread over a U.S. Treasury Security that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend or distribution rate on any series of preferred stock and other forms of Preferred Securities or Equity Linked Securities will not exceed at the time of issuance the greater of (i) 700 basis points over the yield to maturity of a U.S. Treasury Security having a remaining term equal to the term of such series or (ii) a rate that is consistent with similar securities of comparable credit quality and maturities (or perpetual preferred stock) issued by other companies. The effective cost of money on short-term debt will not exceed the greater of (i) 700 basis points over the comparable term London Interbank Offered Rate (“LIBOR”) or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.19

(b) Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock, Preferred Securities and Equity Linked Securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

(c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed 7% of the principal or total amount of the securities being issued.20

(d) Use of Proceeds. The proceeds from the issuance or sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the Exelon system, (ii) the financing of working capital requirements of the Exelon system, (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by Exelon or its Subsidiaries or as otherwise authorized by Commission, (iv) direct or indirect investment in companies authorized under the Act or by Commission Rule (including EWGs or FUCOs) or in a separate proceeding, (v) effecting a stock split of Exelon common stock and (vi) other lawful purposes.

The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act. The aggregate amount of proceeds of financings and guaranties used to fund investments in EWGs and FUCOs will not, when added to Exelon’s “aggregate investment” in these entities at any point in time, as defined in Rule 53, exceed $7.0 billion. Exelon requests that the Commission reserve jurisdiction over aggregate investments in EWGs and FUCOs by Exelon in excess of $4 billion pending completion of the record.

[19]	See CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003), FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003), Entergy Corporation, Holding Co. Act Release No. 27626 (Dec. 20, 2002). Calculation of the cost of money does not consider issuance expenses including underwriting commissions. See CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003).

[20]	See SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003).

(e) Common Equity Ratio. At all times during the Authorization Period, Exelon, each Utility Subsidiary (other than PECO) and each Other Registered Holding Company will each maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common equity, minority interests, preferred stock, short-term debt and long-term debt referred to herein as “Total Capitalization”) (“30% Condition”); provided that Exelon will in any event be authorized to issue common stock (including pursuant to a dividend reinvestment or employee benefit plans or by way of stock split), to the extent otherwise authorized herein.21 As used herein “Consolidated Capitalization” means total capitalization excluding securitization obligations.

Although PECO has common equity of greater than 30% of Consolidated Capitalization as used herein, its common equity is less than 30% of Total Capitalization. PECO notes that the Commission in the Prior Orders found that PECO would work to continue to improve its equity ratio as securitization obligations are paid down.22 PECO continues to expect that its common equity ratio will improve as the securitization obligations are paid down and as Exelon settles the Receivable Contribution (defined below) and that PECO will reach a level of common equity of at least 30% of capitalization by December 31, 2010 (at which time all securitization obligations are expected to be retired and therefore will not be a consideration in the calculation).23

All securitization obligations are rated “AAA” and have dedicated revenue streams approved by the applicable state commission ensuring that they will be timely paid. Consequently, as shown by their rating, they have a very low risk of default and excluding those securities from the calculation does not adversely impact the purpose of the capitalization test for the Commission’s purposes. The structure of these financings, the orders of the respective State commissions and the statutory provisions of each State ensure that there will be sufficient cash flow from a dedicated portion of payments made by utility customers to at all times provide for principal and interest on the securitization obligations. The rates paid by customers are subject to adjustment in accordance with procedures of the respective states to ensure that amounts collected are sufficient to meet debt service and other requirements under the securitization financings.24

[21]	Accordingly, the consequence of failing to satisfy the 30% Condition when required is that the Applicant issuer would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentage. See FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003). Of the Utility Subsidiaries, only ComEd, PECO and Genco have public securities outstanding. The other Utility Subsidiaries do not file separate forms 10-K or 10-Q. No financing authority is requested herein (except intra-company transactions) for the Other Registered Holding Companies — i.e., Ventures and Delivery.

[22]	Under Financial Accounting Statements Board Interpretation No. 46-R, which establishes requirements for consolidating certain variable interest entities, effective as of December 31, 2003, the financing trusts which serve as the vehicles for securitization financings of ComEd and PECO were no longer consolidated within their respective financial statements. Amounts previously included as “long-term debt” related to “securitization bonds” are now classified on the balance sheets of ComEd and PECO as indebtedness to affiliates.

[23]	Reliant Energy, Inc., Holding Co. Act Release No. 27548 (July 5, 2002).

[24]	The Commission has recognized that it is appropriate to consider the effects of securitization debt to determine compliance with its traditional test of a minimum equity component of capitalization of 30%. See West Penn Power Co., Holding Co. Act Release No. 35 27091 (Oct. 19, 1999) (exemption from 30% equity standard granted where utility’s equity ratio was 15% because of transition bonds and other factors; excluding transition bonds, utility would satisfy 30% test). See also, the Prior Orders.

This approach is consistent with the rating agencies analysis of the impact of securitization on a utility’s capital structure. Standard & Poor’s recognizes the economic reality that securitization indebtedness may be safely disregarded for analysis purposes even though accounting rules require this debt to be reflected on the issuing utility’s balance sheet. Thus, this rating agency does not include securitization obligations when calculating the rating an entity should carry, as shown by the following discussion:

Stranded cost securitizations do not possess sale status as an accounting matter under FAS 125. The Security [sic] Exchange Commission’s Office of Chief Accountant has indicated that while the utilities may be able to sell the right to recover stranded costs as a legal matter, they will not be able to remove the assets (and associated debt) from their balance sheets under FAS 125. Nevertheless, as long as the transaction is structured as a true sale for legal purposes, Standard & Poor’s will “back out” for analytical purposes nonrecourse debt and associated carrying costs from the utility’s consolidated financial statements. While off-balance-sheet treatment would have enabled a more clear-cut analysis, Standard & Poor’s will attempt to recognize the economic (as opposed to the accounting) reality.25

Applicants request that the Commission reserve jurisdiction over the issuance of securities in those circumstances where Exelon, ComEd or Genco do not comply with the 30% Condition pending completion of the record upon filing of a post-effective amendment.

(f) Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than common stock or Member Interests, may be issued in reliance upon the authorization to be granted by the Commission, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer, that are rated, are rated investment grade; and (iii) all outstanding securities of registered holding companies in the Exelon system, that are rated, are rated investment grade (“Investment Grade Condition”). For purposes of this Investment Grade Condition, a security will be deemed to be rated “investment grade” if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934, as amended.26

Applicants request that the Commission reserve jurisdiction over the issuance of any such securities at any time that the Investment Grade Condition is not satisfied.

[25]	Standard & Poor’s, Securitizing Stranded Costs (Jan. 18, 2001) (available at www. standardandpoors. com). Similarly, in its September 23, 1999 rating review of PECO, Moody’s noted: “The major advantages of securitization from a credit perspective are the lower financing costs of higher rated securities and the greater certainty of recovery of stranded costs. As we analyze PECO post-securitization, Moody’s will treat the securitized debt as fully non-recourse to the company. Moody’s has grown comfortable with this analytical approach despite the fact that the Securities and Exchange Commission’s guidelines require the debt to appear on the company’s balance sheet. Under this approach, we will adjust cash flow downward to account for the setting aside of cash flows derived from collection of reimbursable transition charges to serve the fixed charges associated with the securitization debt. This approach, we believe, better reflects the cash flow streams available for protection of PECO’s traditional fixed income investors. See also “Utility Stranded Costs: Rating the Securitization of Transition Tariffs,” Special Report, FitchIBCA (September 24, 1998) (available at www.FitchIBCA.com).

[26]	NiSource, Inc., Holding Company Act Release No. 27789 (Dec. 30, 2003).

(g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is April 15, 2007).

2.	Financial Condition

Exelon is a financially sound company with investment grade ratings from major rating agencies.27 The Exelon system’s ratings as of December 31, 2003 from Standard & Poor’s, Moody’s and Fitch are as follows:

Company and type of rating	S&P	Moody’s	Fitch

Exelon	—	—	—

• Corporate	A-	N/A	N/A

• Unsecured	BBB+	Baa2	BBB+

• Commercial Paper	A-2	P-2	F2

ComEd	—	—	—

• Secured	A-	A3	A-

• Unsecured	BBB+	Baa1	BBB+

• Preferred Stock/ Trust Securities	BBB	baa3	BBB

• Commercial Paper	A-2	P-2	F2

• Transitional Trust Notes	AAA	Aaa	AAA

[27]	Of the Utility Subsidiaries, only ComEd and PECO have retail customers such that they are subject to State regulation of rates and other matters. Genco is not subject to any State utility regulation. Genco is also sound financially, has publicly issued, rated securities and a solid capital structure. ComEd of Indiana was created for historical reasons and does not currently have any publicly issued securities or securities ratings.

Company and type of rating	S&P	Moody’s	Fitch

PECO	—	—	—

• Secured	A	A2	A

• Unsecured	BBB+	A3	A-

• Preferred Stock	BBB	baa2	BBB+

• Trust Securities	BBB	baa1	BBB+

• Commercial Paper	A-2	P-1	F1

• Transitional Trust Notes	AAA	Aaa	AAA

Genco	—	—	—

• Corporate	A-	Baa1	—

• Unsecured	A-	Baa1	BBB+

• Commercial Paper	A2	P-2	F2

Exelon also has a sound capital structure. At December 31, 2003, Exelon’s consolidated common equity as a percentage of Consolidated Capitalization (as defined above) was 45.17%.28 Details regarding Exelon’s Consolidated Capitalization are shown in the following table:

CONDENSED CONSOLIDATED CAPITAL STRUCTURE

(Dollars in Millions)

As of December 31, 2003

	Consolidated Capitalization		Including Securitization Obligations
	Amount	Capital Structure Percentage	Amount	Capital Structure Percentage
Common Equity (includes Retained Earnings of $2,320)	$8,503	45.17%	$8,503	34.92%
Preferred and Preference Stock	87	0.46%	87	0.36%
Long-Term Debt
Securitization Obligations			5,525	22.69%
Other	8,434	44.84%	8,434	34.64%
Current Maturities of LTD	1,385	7.36%	1,385	5.69%

Total Long-Term Debt	9,819	52.16%	15,344	63.01%
Short-Term Debt	416	2.21%	416	1.71%

Total Capital Structure	$18,825	100.00%	$24,350	100.00%

[28]	As stated above, Consolidated Capitalization excludes securitization obligations. If securitization obligations were included in the calculation, Exelon’s equity component of consolidated capitalization would be 34.92% at December 31, 2003. The Other Registered Holding Companies (assuming neither Genco nor PEPCO are registered holding companies) and ComEd of Indiana, the only other Utility Subsidiary, each have only equity securities outstanding.

Likewise the Utility Subsidiaries have strong capital structures. Details regarding ComEd’s, Genco’s and PECO’s Consolidated Capitalization are shown in the following tables:

COMED CAPITAL STRUCTURE

(Dollars in Millions)

As of December 31, 2003

	Consolidated Capitalization		Including Securitization Obligations
	Amount	Capital Structure Percentage	Amount	Capital Structure Percentage
Common Equity (includes Retained Earnings of $883)	$6,335	57.04%	$6,335	49.56%
Preferred and Preference Stock	7	0.06%	7	0.05%
Long-Term Debt
Securitization Obligations			1,676	13.11%
Other	4,528	40.77%	4,528	35.42%
Current Maturities of LTD	236	2.12%	236	1.85%

Total Long-Term Debt	4,764	42.90%	6,440	50.38%
Short-Term Debt

Total Capital Structure	$11,106	100.00%	$12,782	100.00%

GENCO CAPITAL STRUCTURE

(Dollars in Millions)

As of December 31, 2003

	Consolidated Capitalization
	Amount	Capital Structure Percentage
Member’s Equity (includes Undistributed Earnings of $602)	2,956	47.82%
Minority Interest of Consolidated Subsidiary	3.05%
Long-Term Debt	1,649	26.76%
Current Maturities of LTD	1,068	17.28%

Total Long-Term Debt	2,717	43.95%
Short-Term Debt	506	8.19%

Total Capital Structure	$6,182	100.00%

PECO CAPITAL STRUCTURE

(Dollars in Millions)

As of December 31, 2003

	Consolidated Capitalization		Including Securitization Obligations
	Amount	Capital Structure Percentage	Amount	Capital Structure Percentage
Common Equity (includes Retained Earnings of $546)	$929	35.66%	$929	14.39%
Preferred and Preference Stock	87	3.34%	87	1.35%
Minority Interest of Consolidated Subsidiary	—	—	—	—
Long-Term Debt
Securitization Obligations			3,849	59.64%
Other	1,543	59.23	1,543	23.91%
Current Maturities of LTD

Total Long-Term Debt	1,543	59.23%	5,392	83.55%
Short-Term Debt	46	1.77%	46	0.71%

Total Capital Structure	$2,605	100.00%	$6,454	100.00%

PECO’s common equity is 35.66% of Consolidated Capitalization. Concurrent with the Restructuring, effective January 1, 2001, assets were transferred out of PECO as a reduction of “common stock” (i.e., paid in capital) and Exelon contributed to PECO a $2.0 billion receivable, payable by Exelon, for the purpose of funding future tax payments resulting from collection of competitive transition charges (the “Receivable Contribution”).29 The Receivable Contribution was reflected as an increase to common stock on the PECO balance sheets. However, the offsetting entry was not recorded as an asset. The Receivable Contribution was recorded as a negative adjustment to shareholders’ equity identified as “Receivable from Parent” in the PECO balance sheets in accordance with the Commission’s Staff Accounting Bulletin 4G. The amount of the increase in common stock was equal to the amount of the reduction in shareholder’s equity attributed to the Receivable from Parent. The combined effects of the three entries (reduction of common stock for transfer of assets, increase in common stock for the Receivable Contribution and decrease in common stock for the Receivable Contribution) is to reduce PECO’s common equity, as a percentage of total capitalization calculated in accordance with generally accepted accounting principles. The effect of the Receivable Contribution is included, however, in the 35.66% common equity ratio of Consolidated Capitalization (see below).

The Receivable Contribution at December 31, 2003 of $1,623 million is non-interest bearing.30 As Exelon makes future contributions to PECO in respect of the Receivable Contribution through 2010 in conjunction with the payment of the taxes resulting from the collection of competitive transition charges, and assuming that PECO achieves its projected levels of earnings and pays the projected level of dividends, the reduction in stockholders’ equity will reverse, resulting in increases in overall stockholders’ equity and increases in the proportion of common stock in total capitalization of PECO.31

Excluding the effect of the Receivable Contribution and excluding securitization obligations from PECO’s capitalization, the equity component of PECO capitalization (calculated in the same manner as Consolidated Capitalization) at December 31, 2003 would be 60.36%. Excluding the effect of the Receivable Contribution and including securitization obligations in capitalization, the equity component of PECO capitalization at December 31, 2003 would be 31.60%.

[29]	Among other things, the Restructuring resulted in a mismatch between PECO’s potential future income (because of the transfer of PECO’s generating facilities) and certain of PECO’s expected liabilities including obligations for income taxes on competitive transition charge collections, all of which collections are dedicated to repayment of PECO’s securitization obligations. To address the cash flow mismatch between revenues and income tax obligations and to enhance PECO’s common equity position, Exelon management determined it was appropriate to make the Receivable Contribution. For additional information, including a discussion of a similar receivable at ComEd, see the Exelon Form 10-Q for the quarter ended September 30, 2001 including Note 12 of Combined Notes To Condensed Consolidated Financial Statements.

[30]	The Receivable Contribution is not a loan to Exelon from PECO. In accordance with generally accepted accounting principles, Exelon’s stand-alone unconsolidated financial statements would reflect a debit to investment in subsidiary and a credit to contribution payable to PECO. These entries are eliminated in consolidation.

[31]	Through December 31, 2003, Exelon contributed $377 million to PECO in settlement of the Receivable Contribution. Scheduled contributions in the future are as follows:

(Dollars in Millions)

Year	Amount	Year	Amount	Year	Amount
2004	$141	2007	$238	2010	$311
2005	$155	2008	$267
2006	$211	2009	$300

PECO notes that the Commission in the Prior Orders found that PECO would work to continue to improve its equity ratio as securitization obligations are paid down. PECO continues to expect that its common equity ratio calculated according to generally accepted accounting principles will improve as the securitization obligations are paid down and as Exelon settles the Receivable Contribution and that PECO will reach a level of common equity of at least 30% of capitalization in accordance with generally accepted accounting principles by December 31, 2010 (at which time all securitization obligations are expected to be retired and therefore will not be a consideration in the calculation).32 Information regarding current projected capitalization is included in Exhibit J-1 filed herewith. PECO has made progress in this goal from 2001 through 2003 as shown in the following table:

PECO COMMON EQUITY COMPONENT

(%)

Period	As Reported –Including Securitization and Receivable Contribution	Excluding Securitization Including Receivable Contribution	Excluding Securitization and Receivable Contribution
March 31, 2001	2.1%	6.5%	49.7%
June 30, 2001	3.6%	11.8%	55.1%
September 30, 2001	5.1%	16.6%	57.8%
December 31, 2001	4.8%	15.3%	55.1%
March 31, 2002	5.4%	16.1%	54.3%
June 30, 2002	5.8%	17.4%	54.7%
September 30, 2002	7.5%	20.1%	53.2%
December 31, 2002	9.3%	25.2%	56.2%
March 31, 2003	10.4%	26.9%	56.1%
June 30, 2003	11.3%	29.6%	56.7%
September 30, 2003	13.15%	34.25%	60.49%
December 31, 2003	14.39%	35.66%	60.36%

3.	Description of Specific Types of Financing

(a)	Exelon External Financing

Exelon requests authorization to obtain funds externally through sales of common stock, preferred stock, Preferred Securities, Equity Linked Securities, long-term debt and short-term debt securities. With respect to common stock, Exelon also requests authority to issue common stock to third parties in consideration for the acquisition by Exelon or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to an exemption under the Act (e.g., Sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific authorization by this or another Commission order. In addition, Exelon seeks the flexibility to enter into certain hedging transactions to manage interest rate or price risk.

i.	Common Stock

The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of preferred stock, Preferred Securities, Equity Linked Securities, long-term debt and short-term debt, as

[32]	Reliant Energy, Inc., Holding Co. Act Release No. 27548 (July 5, 2002).

described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof from that in place at December 31, 2003 (i.e., $24.350 billion), shall not exceed $8 billion for the uses set forth in Item 1.E.1. (d) above. Any refunding or replacement of securities where capitalization is not increased from that in place at December 31, 2003 will be through the issuance of securities of the type authorized in this Application and subject to the Financing Parameters.

Exelon’s authority will be aggregated with that for Genco as more fully described below in Item 1. E. 3. (b)(ii).

This represents no change from the authority requested for the authorization period expiring March 31, 2004 but an increase of $4 billion over the amount approved in the Prior Orders for such period.

a.	General

Exelon may sell common stock covered by this Application in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others. Issuances of common stock under Exelon’s employee benefit plans and stock purchase and dividend reinvestment plans will not count towards the limitations proposed in this section; approval to issue common stock for such plans is being sought under Item 1. E. 4. below. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Exelon) or directly by one or more underwriters acting alone. The securities may be sold directly by Exelon or through agents designated by Exelon from time to time. If dealers are utilized in the sale of any of the securities, Exelon will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Exelon may grant the underwriters thereof a “green shoe” option permitting the purchase from Exelon at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

b.	Acquisitions

Under the terms of the Act and orders of the Commission, including the Merger Order, Exelon is authorized to acquire securities of companies engaged in “energy-related businesses” as described in Rule 58, exempt telecommunications companies (“ETCs”), EWGs and FUCOs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The Exelon common stock to be exchanged may be purchased on the open market pursuant to Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the “1933 Act”), but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act.

The ability to offer stock as consideration may make a transaction more economical for Exelon as well as for the seller of the business. The Exelon common stock would be valued at market value based upon the closing price on the day prior to the date of issuance (or, if appropriate, the date of a binding contract providing for the issuance of the common stock) or based upon average high and low prices for a period as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value should be no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. Exelon’s common stock would only be used as consideration for the acquisition of equity or debt securities of a company being acquired pursuant to an exemption under the Act (e.g., Sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific authorization by this or another Commission order.

c.	Stock Split

Exelon further requests authority to issue its common stock to effect any stock split (which may include a stock split in the form of a stock dividend) approved by its board of directors. In a stock split, shareholders receive additional shares of common stock in respect of their existing shares (for example, each holder may receive one additional share for each share held in a so called “2 for 1” stock split). A stock split does not increase the equity of the issuer, as no consideration is paid by shareholders, and does not affect any shareholder’s proportionate interest in the issuer. Because an increased number of shares will be outstanding after a stock split, the stock’s market price normally will reduce to reflect the split (for example in a 2 for 1 split, the price would be expected to fall to one-half the pre-split price). Stock splits are undertaken to make the stock more affordable for individual investors, to enhance the stock’s market exposure and for other reasons. The stock split will be accomplished in accordance with Pennsylvania Business Corporation Act under which Exelon is organized.

Exelon expects to amend its articles of incorporation to effect a stock split and/or increase the number of authorized shares of common stock that may be outstanding in order to accommodate planned and future stock splits. Pennsylvania law, under which Exelon is incorporated, allows a corporation to amend its charter without shareholder vote to effect a stock split and to increase the number of authorized shares to accommodate stock splits.33 Accordingly, Exelon will not be soliciting shareholders in connection with such amendment to its articles or in connection with declaring or effectuating any stock split and therefore is not seeking any approval under Section 12 of the Act or Rules 60 through 62 for a solicitation.

Exelon seeks authority to issue an indeterminate number of shares of common stock to effectuate any stock split (including a stock split in the form of a stock dividend), a reclassification of shares or other method permitted by law to effectuate the stock split. Because a stock split does not involve payment of consideration to the issuer or change the dollar value of

[33]	See 15 Pa.C.S. §1524(b).

an issuer’s capitalization, Exelon proposes that any stock split will not count towards any limitation on the issuance of securities imposed in this docket.

The Commission has previously approved stock splits.34

ii.	Preferred Stock, Preferred Securities and Equity Linked Securities

Exelon requests Commission authorization during the Authorization Period to issue preferred stock and to issue directly or indirectly through one or more Financing Subsidiaries (as defined below) preferred securities, including, specifically, trust preferred securities or monthly income preferred securities (“Preferred Securities”) and to issue equity linked securities, including units consisting of a combination of incorporated options, warrants and/or forward equity purchase contracts with debt, preferred stock or Preferred Securities (“Equity Linked Securities”). Equity Linked Securities will be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into common stock or indebtedness or allow the holder to surrender to the issuer or apply the value of a security issued by Exelon as approved by the Commission to satisfy such holder’s obligation to make a payment on another security of Exelon issued as permitted by the Commission.35 Any convertible or Equity Linked Securities will be convertible into or linked only to common stock, Preferred Securities or unsecured debt that Exelon is otherwise authorized to issue directly or indirectly through a Financing Subsidiary (as defined below) on behalf of Exelon pursuant to the order issued by the Commission in this docket or any other order of the Commission.

The aggregate amount of financing obtained by Exelon during the Authorization Period from issuance and sale of preferred stock, Preferred Securities and Equity Linked Securities, when combined with issuances of common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans), long-term debt and short-term debt, as described in this section and other than for refunding or replacement of securities where capitalization is not increased from that in place at December 31, 2003 (i.e., $24.350 billion), shall not exceed $8 billion for the uses set forth in Item 1. E. 1 (d) above. Any refunding or replacement of securities where capitalization is not increased from that in place at December 31, 2003 will be through the issuance of securities of the type authorized in this Application and subject to the Financing Parameters.

There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock, Preferred Securities or debt) with a conversion or exchange feature that is exercisable (often mandatorily) within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer’s standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities, in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible or lock in prices at which investors are obligated to purchase common stock or other securities at a future date. From an economic standpoint, these types of securities also generally

[34]	Unitil Corp., Holding Co. Act Release No. 25648 (Oct. 6, 1992); General Public Utilities Corp., Holding Co. Act Release No. 25317 (May 21, 1991).

[35]	For example, Applicant may issue common stock or common stock warrants linked with debt securities. The holder will be obligated to pay to the issuer an additional amount of consideration at a specified date for the common stock but is authorized to surrender the linked debt security to or for the benefit of the issuer in lieu of the cash payment.

carry a lower cost than common equity. Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred Securities may be convertible or exchangeable into shares of common stock or other indebtedness and may be issued in the form of shares or units. As stated above, any convertible or Equity Linked Securities will be convertible or exchangeable into or linked only to common stock, Preferred Securities or unsecured debt that Exelon is otherwise authorized to issue pursuant to the order issued by the Commission in this docket or any other order of the Commission authorizing Exelon to issue securities.

Preferred stock, Preferred Securities and Equity Linked Securities may be sold directly or indirectly through underwriters or dealers or in connection with an acquisition of the type and in the same manner as described for common stock in Item 1. E.3.(a)(i) above.

The Commission has approved the issuance of such securities on several occasions.36

iii.	Long-Term Debt

Exelon requests Commission authorization during the Authorization Period to issue unsecured, long-term debt securities in an aggregate principal amount outstanding at any time, when combined with issuances of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans) preferred stock, Preferred Securities, Equity Linked Securities and short-term debt as described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof from that in place at December 31, 2003 (i.e., $24.350 billion) not to exceed $8 billion for the uses set forth in Item 1.E. 1.(d) above. At December 31, 2003 Exelon had $15.847 billion of consolidated long-term debt obligations outstanding. Any refunding or replacement of securities where capitalization is not increased will be through the issuance of securities of the type authorized in this Application and subject to the Financing Parameters.

Long-term debt securities may be comprised of unsecured bonds, notes, medium-term notes or debentures or subordinated debentures under one or more indentures (the “Exelon Indenture”) or long-term indebtedness under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest and other terms and conditions as Exelon may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of Exelon, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender to the issuer for repurchase or be subject to the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party, (h) may be subject to subordination provisions and (i) may be entitled to the benefit of positive or

[36]	CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003); FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). See NiSource, Inc., Holding Co. Act Release No. 27567 (Sept. 12, 2002) describing equity linked securities issued by that company.

negative financial or other covenants. The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

Borrowings from banks and other financial institutions will be pari passu with debt securities issued under the Exelon Indenture (other than subordinated debentures) and the short-term credit facilities (as described below).

Specific terms of any borrowings will continue to be determined by Exelon at the time of issuance and will comply in all regards with the Financing Parameters set forth in Item 1.E.

The request for authorization for Exelon to issue long-term debt securities is consistent with the current authority under the Prior Orders and authorization that the Commission has granted to other combination gas and electric holding companies.37

iv.	Short-Term Debt

Exelon requests Commission authorization during the Authorization Period to issue and have outstanding at any one time during the Authorization Period unsecured, short-term debt securities38 in an aggregate principal amount outstanding at any time, when combined with issuances of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than for refunding or replacement of securities where capitalization is not increased as a result thereof from that in place December 31, 2003 (i.e., $24.350 billion)) under this Application and when combined with issuances of preferred stock, Preferred Securities and Equity Linked Securities and long-term debt, as described in this section not to exceed $8 billion for the uses set forth in Item 1. E. 1. (d) above.

Short-term debt may include institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt issued under the Exelon Indenture or otherwise. This request represents an increase over the authority previously granted in the Prior Orders as a result of eliminating the short-term debt sub-limit. However, the authorization for short-term debt is aggregated with, and not in addition to, the $8 billion requested for common stock, preferred stock and Preferred Securities, Equity Linked Securities and long-term debt as described in Item 1.F.3. (a)(i), (ii) and (iii) above.

In the Prior Orders, the Commission imposed a requirement that Exelon limit the amount of short-term indebtedness issued under the authority of the Prior Orders to $3 billion. Exelon recognizes that high levels of short-term debt can produce risks to the company in the event of a rapid increase in interest rates or when other conditions make refinancing of such short-term debt at maturity expensive or otherwise difficult. However, to allow Exelon financial flexibility to fund its capital needs, including potential acquisitions of major assets including EWGs or

[37]	See e.g., CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003), FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003), SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003), E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

[38]	The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time or other features to cause the security to be accounted for as a current liability under generally accepted accounting principles.

FUCOs, Exelon proposes in this filing that the short-term limitation be eliminated. Exelon believes that the most cost effective and efficient manner in which to finance a significant investment is through an initial issuance of short-term indebtedness with a term sufficient to allow it to arrange for permanent financing on the most attractive terms. Banks and other lenders are often more willing to provide favorable terms for such interim financing if it has a final term of less than one year. Consequently, the most likely means of financing such significant activity by Exelon would be through an initial short-term borrowing. Exelon will closely monitor its capital structure and would not undertake short-term financing of a significant amount unless it was confident that it had a viable strategy for permanent financing which could, in appropriate cases, include new equity as well as long-term debt to retire the short-term, interim acquisition financing.

Exelon believes that the significant levels of financial strength evidenced by its “A-2/P-2” level short-term commercial paper credit ratings (see chart in Item 1. E. 2. above) justifies its ability to use short-term debt as described above. The Commission has approved general omnibus financing authority, such as that sought herein, without imposing a sub-limit on short-term debt.39

Exelon may sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Exelon will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

Exelon may, without counting against the limit set forth above, maintain back-up lines of credit or credit facilities in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

Credit lines or credit facilities may be set up for use by Exelon for general corporate purposes in addition to credit lines or credit facilities to support commercial paper as described in this subsection. Exelon will borrow and repay under such lines of credit or credit facilities, from time to time, as it is deemed appropriate or necessary.

v.	Financing Risk Management Devices

a. Interest Rate Risk. Exelon requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as “Hedge Instruments”). The transactions would be for fixed periods and stated notional amounts. Exelon would employ interest rate derivatives as a means of

[39]	See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27521 (April 17, 2002); KeySpan Corp., Holding Co. Act Release No. 27272 (Nov. 8, 2000); Scottish Power plc, Holding Co. Act Release No. 27290 (Dec. 6. 2000).

prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, Exelon will not engage in speculative transactions. Exelon will only enter into agreements with counterparties (“Approved Counterparties”) whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to “BBB,” or an equivalent rating.

b. Anticipatory Hedges. In addition, Exelon requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the “Anticipatory Hedges”), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a “Forward Sale”), (ii) the purchase of put options on Hedge Instruments (a ”Put Options Purchase”), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a “Zero Cost Collar”), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange (“On-Exchange Trades”) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade (“CBOT”), the opening of over-the-counter positions with one or more counterparties (“Off-Exchange Trades”), or a combination of On-Exchange Trades and Off-Exchange Trades. Exelon or the appropriate Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Exelon or the appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

c. Accounting Standards. Exelon will comply with Statement of Financial Accounting Standards (“SFAS”) 133 (“Accounting for Derivative Instruments and Hedging Activities”), SFAS 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities”) or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into.

(b)	Financing Subsidiaries

Exelon and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (“Financing Subsidiaries”) created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Exelon and the Subsidiaries through the issuance of long-term debt, Preferred Securities or Equity Linked Securities, to third parties and the transfer of the proceeds of such financings to Exelon or such Subsidiaries.40 Exelon or a Subsidiary may, if required, guarantee or enter into support,

[40]	The special purpose subsidiaries already in existence may be used for these purposes as well.

servicing or expense agreements (“Expense Agreements”) in respect of the obligations of any Financing Subsidiaries. Under an Expense Agreement Exelon or a Subsidiary would agree to provide financial support and pay necessary operating expenses of the Financing Subsidiary in order to facilitate the Financing Subsidiaries’ agreements with third parties in connection with the Financing Subsidiaries’ financing activities approved in this docket. Financing Subsidiaries may pledge revenues or other assets or grant security interests solely to accommodate the intra-system mirror structure of such financings approved herein; provided such security will not consist of the assets (other than an income stream in support of such financing) or stock of any operating subsidiary of Exelon. Subsidiaries may also provide guarantees and enter into Expense Agreements, if required, on behalf of Financing Subsidiaries pursuant to Rules 45(b)(7) and 52, as applicable.

Exelon and the Subsidiaries also request authority to issue and sell to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments (individually, a “Note” and, collectively, the “Notes”) and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time by its parent corporation and other funds that may be available to a Financing Subsidiary in accordance with the authority requested in this Application or obtained in an exempt financing transaction to purchase Notes. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate.

Any amounts issued by a Financing Subsidiary to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of the Financing Subsidiary. However, the underlying intra-system mirror debt (including Notes) and parent guarantee shall not be so included so as to avoid double counting.41

In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent or another Subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or Subsidiary provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or Subsidiary in the event of the bankruptcy of the parent or Subsidiary without interruption or an increase of fees. Therefore Applicants seek approval under Section 13(b) of the Act and rules 87 and 90 to provide the services described in this paragraph at not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place. The Commission has approved similar authority for Exelon and others.42

[41]	The authorization sought herein with respect to financing entities is substantially the same as that given to FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003); CenterPoint Energy Inc., Holding Co. Act Release No. 27692 (June 30, 2003); SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); Ameren Corporation, Holding Co. Act Release No. 27645 (January 29, 2003); Exelon Corporation, Holding Co. Act Release No. 27266 (November 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

[42]	PECO Energy Company, Holding Co. Act Release No. 27483 (Dec. 27, 2001); West Penn Power, Holding Co. Act Release No. 27091 (Oct. 19, 1999).

(c)	Utility Subsidiary Financing

i.	ComEd and PECO Short-Term Debt

Authority is requested for ComEd and PECO to each issue unsecured short-term debt, including commercial paper and borrowings under credit lines and credit facilities, in the aggregate amount of $2.7 billion to be outstanding at any one time during the Authorization Period. This requests represents no change over the authorization granted in the Prior Orders with respect to ComEd and PECO short-term debt.43

ComEd and PECO request authority to sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from ComEd or PECO will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

ComEd and PECO may, without counting against the limit set forth above, further maintain back up lines of credit or credit facilities in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may be set up for use by ComEd or PECO for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. ComEd and PECO will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, ComEd and PECO may each engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance. The short-term financings, if any, will be unsecured.

The amounts issued under this authority will not count against any other financing limits provided for herein and are in addition to any other authorizations.

ii.	Genco Securities

Although Genco is an “electric utility company” under the Act, it is not subject to the jurisdiction of any State commission in connection with the issuance of securities.44 Accordingly, all securities issuances for Genco will require approval of the Commission.45

The aggregate amount of financing obtained by Genco during the Authorization Period, from issuance and sale of Member Interests, preferred equity interests, Preferred Securities, Equity Linked Securities, long-term debt and short-term debt, as described in this section, and

[43]	Under the Prior Orders, the limitation on short-term debt for Genco was aggregated with short-term debt issued by ComEd and PECO. Because Exelon is proposing that Genco’s other financing authority be aggregated with the Exelon limits, Exelon believes it is more appropriate to exclude Genco from the Utility Subsidiary short-term debt limitations.

[44]	By virtue of Section 318 of the Federal Power Act, Genco will not be subject to the jurisdiction of FERC in connection with the issuance of securities because it will be subject to the Commission’s jurisdiction in that regard.

[45]	As described above, effective with the filing of applications for EWG status by the Conowingo Companies, Genco no longer has any public utility company Subsidiaries and consequently will no longer be a registered holding company.

other than for refunding or replacement of securities where capitalization is not increased as a result thereof from that in place at December 31, 2003 (i.e., $6.182 billion), shall not exceed $8 billion for the uses set forth in Item 1. E. 1. (d) above. Any refunding or replacement of securities where capitalization is not increased from that in place at December 31, 2003 will be through the issuance of securities of the type authorized in this Application and subject to the Financing Parameters.

Any issuance of securities by Genco to unrelated third parties under this authorization will reduce, dollar for dollar, the remaining financing authority available to Exelon; provided that issuances to Genco’s parent companies reflecting intra-company transactions shall not reduce the authority available to Exelon except to the extent Exelon has issued securities to fund such transactions. Likewise, issuances by Genco related solely to intra-company transactions with its Subsidiaries will not count against Genco’s limits to the extent subject to and counted against another financing limit of this authorization. The manner of sale and other terms for issuances by Genco as authorized herein will be the same as the applicable terms for equivalent securities of Exelon as described in Item 1.E. 3.(a) above. Specific terms of any securities will be determined by Genco at the time of issuance and will comply in all regards with the Financing Parameters set out in Item 1.E.1. Genco will not issue Member Interests to any party other than its parent corporations Ventures and Exelon.

Preferred equity interests, Preferred Securities and Equity Linked Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined in accordance with Genco’s governing documents. Such securities will have terms allowed and be subject to the conditions imposed with respect to equivalent securities of Exelon described above (provided that securities issued by Genco will not be convertible into Genco Member Interests) and will comply in all regards with the Financing Parameters set out in Item 1.E.1. Any convertible or Equity Linked Securities will be convertible into or linked only to nonvoting preferred equity interests or Preferred Securities or debt that Genco is otherwise authorized to issue directly or indirectly through a Financing Subsidiary on behalf of Genco pursuant to the order issued by the Commission in this docket or any other order of the Commission.

Long-term debt securities would be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (each a “Genco Indenture”). Genco obligations may be secured by a mortgage or security interest in Genco’s assets.

Borrowings from the banks and other financial institutions or institutional lenders will be secured or unsecured and rank pari passu with debt securities issued under the Genco Indenture (other than subordinated debentures) and the short-term credit facilities (as described below).

Authority is requested for Genco to issue commercial paper and establish unsecured credit lines or credit facilities. Genco requests authority to sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Exelon will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

Genco may, without counting against the limits set forth above, maintain back up lines of credit or credit facilities in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

Credit lines or credit facilities may be set up for use by Genco for general corporate purposes in addition to credit lines or credit facilities to support commercial paper as described in this subsection. Genco will borrow and repay under such lines of credit and credit facilities, from time to time, as it is deemed appropriate or necessary. Subject to the Financing Parameters, Genco may engage in other types of unsecured short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

iii.	Financing Risk Management Devices

To the extent not exempt under Rule 52, ComEd, PECO and Genco also request authority to enter into Hedge Instruments and Anticipatory Hedges of the same type and under the same conditions as are requested in Item 1. E. 3. (a)(v) above by Exelon.

(d)	Guarantees and Intra-system Advances

Exelon and Genco each request authorization to enter into guarantees, obtain letters of credit, enter into Expense Agreements or otherwise provide credit support with respect to the obligations of Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses and to enter into guarantees of the obligations of non-affiliated third parties in the ordinary course of their business (“Guarantees”) in an amount, together with the Non-Exempt Non-Utility Guarantees and the Non-Exempt Utility Guarantees (each as defined below), in an aggregate principal amount not to exceed $6.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rules 45 and 52 or authorized under the Prior Orders) (collectively, the “Guarantee Limit”).46 This represents an increase of $1.5 billion over the amount approved in the Prior Orders reflecting increased business activity and need for guarantees. Guarantees and other credit support mechanisms by Exelon, Genco or other Subsidiaries that were previously issued under the Prior Orders and were outstanding at December 31, 2003 in the amount of $1.934 billion are described in the following table:47

Amount	Guarantor	Type of Guarantee
$1,469 million	Exelon Corporation	Long-term debt: $46 million Surety: $528 million Energy Marketing: $163 million Nuclear insurance: $710 million Leases: $22 million

$60 million	ComEd	Surety bonds: $3 million Letters of credit: $25 million Capacity guarantee: $32 million

$53 million	PECO	Surety bonds: $24 million Letters of credit: $29 million

$352 million	Genco	Performance: $201 million Energy marketing: $53 million Letters of credit: $98 million

[46]	Guarantees authorized under the Prior Orders, including the guarantee by Exelon of a 12 year promissory note issued by Unicom Investment, Inc. to ComEd for $2.5 billion under an intercompany agreement relating to the sale of certain fossil generating stations by ComEd (the “UII Note”). The UII Note payable by Unicom Investment, Inc., to ComEd, will remain outstanding until terminated in accordance with their terms or agreement of the parties thereto.

[47]	In addition thereto, in the Prior Orders the Commission authorized a guarantee by Exelon of the UII Note. As of December 31, 2003, there is approximately $1.1 billion outstanding under the UII Note and the corresponding guarantee.

Exelon or Genco, as the case may be, may charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding (a “Guarantee Fee”).48

Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

Exelon and Genco request that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with Financing Parameters set forth in Item 1. E. 1. above or be exempt.

Applicants request authorization for the Non-Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into Expense Agreements and otherwise provide credit support with respect to other Non-Utility Subsidiaries and non-affiliated third parties in the ordinary course of their business (“Non-Exempt Non-Utility Guarantees”), in addition to guarantees that are exempt under Rules 45(b) and 52. Non-Exempt Non-Utility Guarantees will count against the aggregate Guarantee Limit. The Non-Utility Subsidiary providing any such credit support may charge its associate company a Guaranty Fee for each guarantee provided on its behalf as specified above.49

Furthermore, Applicants request authorization for the Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into Expense Agreements and otherwise provide credit support with respect to their direct and indirect Subsidiaries or Exelon Non-Utility Subsidiaries and non-affiliated third parties (“Non-Exempt Utility Guarantees”), in addition to guarantees that are exempt under Rules 45(b) and 52. Non-Exempt Utility Guarantees will count against the aggregate Guarantee Limit. The Utility Subsidiary providing any such credit support may charge its associate company a Guaranty Fee for each guarantee provided on its behalf as specified above.50

Certain of the guarantees referred to above may be in support of the obligations which are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee for purposes of measuring compliance with the applicable limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.51

[48]	CenterPoint Energy Inc., Holding Co. Act Release No. 27692 (June 30, 2003); Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002).

[49]	See SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003).

[50]	See SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003).

[51]	See CenterPoint Energy Inc., Holding Co. Act Release No. 27692 (June 30, 2003), SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003).

Applicants request authority to guaranty the obligations of unrelated third parties (“Third Party Guaranties”). From time to time it is appropriate for Exelon or one of its Subsidiaries to guaranty, as part of their normal business activities, the obligations of a third party with whom Exelon or the Subsidiary has a business relationship. For example, in the case of a sale of a Subsidiary to a third party, the buyer may request that Exelon or a Subsidiary guaranty obligations of the sold Subsidiary to its lenders or other counterparties for an interim period.52 As an other example, when Exelon’s predecessor company Unicom was involved in the startup of the Midwest Independent System Operator (“MISO”), Unicom issued a guaranty of certain interim, pre-startup debt of the MISO. Third Party Guaranties will be guaranties only of long or short term indebtedness or guaranties of performance of contractual obligations of such third parties with whom Exelon has, or had, a business relationship.

4.	Dividend Reinvestment Plan and Employee Plans

Exelon proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to 21 million shares of Exelon common stock under Exelon’s dividend reinvestment plan, employee stock ownership plan, certain incentive compensation plans and certain other employee benefit plans described below (collectively, the “Plans”).53 Under the Prior Orders Exelon has authority to issue 21 million shares with respect to Plans through March 31, 2004. Through December 31, 2003, Exelon issued 9.147 million shares under this authority.

(a)	Exelon Corporation Dividend Reinvestment and Employee Stock Purchase Plan

Exelon maintains the Exelon Corporation Dividend Reinvestment and Stock Purchase Plan, the (“Reinvestment Plan”). The following summary of certain features of the Reinvestment Plan is qualified by reference to such plan. (See Exhibit G-1).

The purpose of the Reinvestment Plan is to give holders of Exelon common stock a convenient method of purchasing additional common shares through the reinvestment of dividends and direct cash investments and to offer a variety of flexible services to aid owners in managing their common share holdings. A participant in the Reinvestment Plan may receive cash dividends on all shares, including those held in the Reinvestment Plan, automatically reinvest cash dividends on some or all common shares registered in the participant’s name and continue to receive cash dividends on any remaining shares, purchase additional common shares by making voluntary cash payments of at least $25 per payment up to a total of $60,000 per calendar year, make automatic monthly purchases of common shares by electronic funds transfer for deposit shares into book-entry form for safekeeping purposes.

(b)	Exelon Corporation Employee Stock Purchase Plan

Exelon currently maintains the Exelon Employee Stock Purchase Plan (“Purchase Plan”). (See Exhibit G-2 hereto). The purpose of the Purchase Plan is to provide employees of Exelon and its subsidiaries added incentive to remain employed by such companies and to encourage increased efforts to promote the best interests of such companies by permitting eligible

[52]	A “holdback” or adjustment to the purchase price would not give rise to such a guaranty.

[53]	The number of shares authorized to be issued will be adjusted (increased proportionately) to take into account any stock split undertaken by Exelon as authorized in this docket. See, UNITIL Corporation, Holding Co. Act Release No. 35-25648 (October 6, 1992).

employees to purchase shares of common stock at below-market prices. The Plan is intended to qualify as an “employee stock purchase plan” under section 423 of the Internal Revenue Code of 1986, as amended. Participation in the Plan is limited to each employee who satisfies all of the following conditions): (i) such employee’s customary employment is for 20 or more hours per week; and (ii) such employee has been continuously employed by the Participating Companies for at least 3 consecutive calendar months.

(c)	Exelon Corporation Long-Term Incentive Plan

The purpose of the Exelon Corporation Long-Term Incentive Plan (the “Incentive Plan”) is to encourage designated key employees of Exelon and its subsidiaries to contribute materially to the growth of the Company, thereby benefiting Exelon’s shareholders. Approximately 650 persons are eligible to participate in the Incentive Plan. The Incentive Plan authorizes the following types of grants singly, in combination or in tandem: Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units, Phantom Stock, and Dividend Equivalents.

(d)	PECO Energy Company 1998 Stock Option Plan

The PECO Energy Company 1998 Stock Option Plan (the “1998 Plan”) was originally established by PECO and is now sponsored by Exelon. The purpose of the Plan is to encourage eligible employees of PECO and its subsidiaries to contribute materially to the growth of PECO. (See Exhibit G-4).

(e)	Exelon Corporation Employee Savings Plan

The Exelon Corporation Employee Savings Plan (“Savings Plan”) is a merger of the Commonwealth Edison Employee Savings and Investment Plan and the PECO Energy Company Employee Savings Plan. The Savings Plan, or certain funds thereof, is designated as a “profit sharing plan,” an ERISA section 404(c) Plan and an “employee stock ownership plan.” (See Exhibit G-5).

(f)	Unicom Corporation Amended and Restated Long Term Incentive Plan

The purposes of the Unicom Corporation Long-Term Incentive Plan (the “Unicom Plan”) are (i) to align the interests of stockholders and recipients of awards under the Unicom Plan by increasing the proprietary interest of such recipients in the company’s growth and success and (ii) to attract and retain well-qualified persons by providing such persons with performance-related incentives. (See Exhibit G-6-1).

(g)	Unicom Corporation 1996 Director’s Fee Plan

The Unicom Corporation 1996 Fee Plan provides deferred equity compensation to certain former directors of Unicom. (See Exhibit G-6-2).

(h)	Unicom Corporation Retirement Plan for Directors

The Unicom Corporation Retirement Plan for Directors provides retirement compensation to certain retired directors of Unicom. (See Exhibit G-6-3).

(i)	Commonwealth Edison Company Retirement Plan for Directors

The Commonwealth Edison Company Retirement Plan for Directors provides retirement compensation to certain retired directors of ComEd. (See Exhibit G-6-4).

(j)	Exelon Corporation Stock Deferral Plan

The Exelon Corporation Stock Deferral Plan (the “Deferral Plan”) provides certain key employees of the Exelon and participating affiliates the opportunity to defer the receipt of all or any portion of any incentive or other awards payable in Exelon common stock granted under the Exelon Corporation Long Term Incentive Plan (the “LTIP”), or of any similar award payable under any other incentive program. (See Exhibit G-7).

F.	Authorization and Operation of the Money Pools

Exelon and the Utility Subsidiaries hereby request authorization to continue the Utility Money Pool as approved in the Prior Orders, and the Utility Subsidiaries, to the extent not exempted by Rule 52, and Exelon Business Services54 also request authorization to make, from time to time, unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and, if applicable, acquire promissory notes from) one another through the Utility Money Pool.55

Borrowings from the Utility Money Pool shall be subject to the following limitations during the Authorization Period:

Company	Limitation
ComEd and PECO	$2.7 billion[56]
Genco	$1.0 billion[57]
ComEd of Indiana	$15 million

Exelon requests authority for Unicom Investments, Inc. (“UII”) to participate in the Utility Money Pool as a lender to the Utility Money Pool, but not as a borrower from the Utility Money Pool. UII was established to invest the proceeds and facilitate a like-kind exchange in connection with ComEd’s 1999 sale of several fossil-generation plants. In its Order dated August 3, 1999 in Docket Nos. 99-0273 and 99-0282, the Illinois Commerce Commission approved that transaction, including UII’s role therein. To enable UII to transfer, for use in furthering the business interests of the Exelon Utility Subsidiaries, idle cash that might otherwise be trapped at UII, Exelon requests that UII be authorized to participate in Exelon’s Utility Money

[54]	See Ameren Corp., Holding Co. Act Release No. 27655 (Feb. 27, 2003); Alliant Energy Corporation, Holding Co. Act Release No. 27542 (June 21, 2002); PowerGen plc, Holding Company Act Release No. 27291 (Dec. 6, 2000).

[55]	The Utility Money Pool was approved in the Prior Orders. Subsidiaries eligible to be borrowers or lenders from the Utility Money Pool are Exelon Business Services Company, ComEd, PECO, Genco and ComEd of Indiana.

[56]	This is an aggregate limit applicable to ComEd and PECO and is also aggregated with the overall short-term limit for those companies requested herein (i.e., this limit is included in and not in addition to the $2.7 billion short-term limit request for ComEd and PECO).

[57]	Included in, not in addition to, Genco’s overall financing limit of $8 billion.

Pool. Like Exelon, UII’s participation would be limited to contributing surplus funds to the Utility Money Pool. Thus, UII would participate only as a lender to and not as a borrower from the Utility Money Pool.

In addition, Exelon and the Non-Utility Subsidiaries,58 hereby request authorization to implement the Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. Funds made available by Exelon for loans through the money pools are made available first for loans through the Utility Money Pool and thereafter for loans through the Non-Utility Money Pool.

Exelon is requesting authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool. Exelon will not be a borrower from either the Utility Money Pool or the Non-Utility Money Pool.

The Applicants believe that the cost of the proposed borrowings through the two Money Pools will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

1.	Utility Money Pool

Under the terms of the Utility Money Pool, short-term funds are made available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the (i) treasuries of Utility Money Pool participants other than Exelon and (ii) in the treasury of Exelon (“Internal Funds”), and (2) proceeds from bank borrowings or the sale of commercial paper by Exelon or the Utility Subsidiaries for loan to the Utility Money Pool (“External Funds”). Funds would be made available from such sources in such order as Exelon Business Services, as administrator of the Utility Money Pool, determines to result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool will be made by such participant’s chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant’s sole discretion. See Exhibit I-1 for a copy of the revised Form of Utility Money Pool Agreement.

Utility Money Pool participants borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (i.e., Internal Funds and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower borrows pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

Borrowings from the Utility Money Pool require authorization by the borrower’s chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing

[58]	See the list of Non-Utility Subsidiaries in Item 1. F. 2. below.

through the Utility Money Pool if it is determined that it could (and has authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool are made to, and no borrowings through the Utility Money Pool are made by, Exelon.

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool are paid by the participant maintaining such line. A portion of such costs — or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool — is retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds is the higher of the rate for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal or the rate then available to the lending company from an eligible investment in readily marketable money market funds or the existing short-term investment accounts maintained by the lender during the period in question. Providing for such alternative ensures that the lending company does not forego any investment return that it could have obtained by investing in such money market funds or other permitted short-term investments instead of the Money Pool. In the event neither rate is one that is permissible for a transaction because of constraints imposed by the state regulatory commission having jurisdiction over the utility participating in such transaction, then the rate shall be a rate that is permissible for such transaction determined pursuant to the requirements of that state regulatory commission.

If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company’s cost for such External Funds (or, if more than one Utility Money Pool participant makes available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such “blended” funds is the composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a “blend” of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool’s liquidity requirements) are ordinarily invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than “A” by a nationally recognized rating agency; (iv) commercial paper rated not less than “A-1” or “P-1” or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; (viii) short-term debt securities rated AA or above by Standard & Poor’s, Aa or above by Moody’s Investors Service, or AA or above by Fitch Ratings; (ix) short-term debt securities issued or guaranteed by an entity rated AA or above by Standard & Poor’s, Aa or above by Moody’s Investors Service, or AA or above by Fitch Ratings; and (x) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant’s contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

2.	Non-Utility Money Pool

A separate Non-Utility Money Pool among Exelon and certain Non-Utility Subsidiary companies of Exelon was approved in the Prior Orders. As of the date hereof, Exelon has not established a Non-Utility Money Pool. However, each of the Non-Utility Subsidiaries that is an applicant hereto requests authorization to participate in a Non-Utility Money Pool as shown in the following table:

Current Name of Non-Utility Subsidiary[59]	Source of Authority to Retain or Form Non-Utility Subsidiary (and former name, if applicable)
Adwin Equipment Company	Merger Order, Appendix A, IV. 7.1

ECP Telecommunications Holdings, LLC	Exempt Telecommunications Company

EEI Telecommunications Holdings, LLC	Exempt Telecommunications Company

Energy Trading Company	Merger Order, Appendix A, VI. 5.3

Exelon Business Services Company	Merger Order

Exelon Capital Partners, Inc.	Merger Order, Appendix A, IV. 5.6

Exelon Communications Company, LLC	Exempt Telecommunications Company

Exelon Communications Holdings, LLC	Exempt Telecommunications Company

Exelon Energy Company	Merger Order, Appendix A, I. 4.2 (formerly, Unicom Energy Inc.)

Exelon Enterprises Company, LLC	Merger Order

Exelon Enterprises Investments, Inc.	Intermediate Subsidiary

Exelon Enterprises Management, Inc.	Merger Order, Appendix A, IV. 5.3 (formerly, Exelon Ventures Corp.)

Exelon New Trust Company	Approval Pending (Docket No. 70-10107)

Exelon Services, Inc.	Merger Order, Appendix A, I. 2.1 (formerly, Unicom Mechanical Services, Inc.)

Exelon Thermal Development, Inc.	Rule 58

Exelon Thermal Holding, Inc	Rule 58

Exelon Thermal Technologies, Inc.	Merger Order, Section II. D (formerly, Unicom Thermal Technologies)

Exelon Ventures Company, LLC	Merger Order, Section I. D

F&M Holdings Company, LLC	Rule 58

Unicom Power Holdings, LLC.	Merger Order, Appendix A, I. 6.1

Unicom Power Marketing, Inc.	Merger Order, Appendix A, I. 4.4

[59]	None of the listed Non-Utility Subsidiaries that would be a participant in the Non-Utility Money Pool is engaged in wholesale electric marketing. Exelon Energy Company engages in retail sales to end-use customers in certain states where that activity is permitted and purchases electric supply to satisfy those sales.

Furthermore, each other Non-Utility Subsidiary (i.e., Non-Utility Subsidiaries that are not currently anticipated to participate in the Non-Utility Money Pool and such that are acquired or formed in the future, collectively, “Other Non-Utility Subsidiaries”) may lend funds to60 and borrow from the Non-Utility Money Pool, when established, without the need for additional authority from the Commission.

To the extent any of the Other Registered Holding Companies participate in the Non-Utility Money Pool, they will do so only as lenders and not as borrowers.

The Non-Utility Money Pool will be operated on the same terms and conditions as set forth for the Utility Money Pool, except that Exelon funds made available to the Money Pools will be made available to the Utility Money Pool first (to the extent it is operated) and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool will be made to, and no borrowings through the Non-Utility Money Pool will be made by, Exelon. See Exhibit I-2 for a copy of the revised Form of Non-Utility Money Pool Agreement.

Applicants request that the Commission reserve jurisdiction with respect to the formation of the Non-Utility Money Pool and addition of additional participants pending completion of the record.

[60]	See NiSource, Inc., Holding Co. Act Release No. 27789 (December 30, 2003).

3.	Operation of the Money Pools and Administrative Matters

Exelon Business Services under the authority of the appropriate officers of the participating companies will continue to handle the operation of the Utility Money Pool and will handle the operation of the Non-Utility Money Pool, including record keeping and coordination of loans. Exelon Business Services administers the Utility Money Pool and will administer the Non-Utility Money Pool on an “at cost” basis and maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds are maintained by Exelon Business Services as administrator of the pools, and interest thereon is separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool’s surplus funds bears to the total amount of surplus funds available for investment from both money pools.

4.	Use of Proceeds

Proceeds of borrowings from the money pools may be used for the purposes set forth in Item 1. E.1. above. Borrowings under the Utility Money Pool count towards the respective financing limits for which authority is sought by ComEd, PECO and Genco under Item 1. E.3.(b), except to the extent that this would result in the double counting of financing under any such financing limits.

G.	Financings by Ventures and Delivery

Ventures and Delivery are registered holding companies. Ventures is the parent of Enterprises, which holds Non-Utility Subsidiaries, and is the parent of Genco. Delivery is the parent of Com Ed and PECO. Ventures and Delivery may have occasion to issue debt or equity securities to Exelon to acquire funds to purchase debt or equity securities of their respective subsidiaries to enable Exelon to add to the capitalization of those subsidiaries.61 No such issuance by Ventures or Delivery will increase the Exelon system’s securities held by third parties. If Exelon obtains funds to purchase such securities from an external source, Exelon’s issuance of securities will be only as approved by the Commission’s order in this docket and subject to the limitations imposed in such order, including the overall financing limitation of $8 billion. All securities issuances by the subsidiaries (i.e., Genco and Enterprises, and PECO and ComEd) to Ventures and Delivery, respectively, will be subject to the limitations imposed on that company regarding securities issuances and will be within the dollar limitations imposed by the Order in this docket, if any. Consequently, there is no need to impose a separate dollar limitation on these conduit securities issuances by Ventures and Delivery. Thus, the approval sought for Ventures and Delivery is merely to cover the technical requirement that all their securities issuances be approved even in the case where they are acting merely as a conduit to invest additional funds by Exelon in their subsidiaries. As noted, all applicable limitations imposed on the provider of funds (Exelon) and the user of funds (Genco, Enterprises, PECO and ComEd) will remain in place as contemplated in this Application. Exelon obtained this same approval in the Prior Orders.62

[61]	As registered holding companies, Ventures and Delivery are not eligible to use Rule 52(b).

[62]	See Prior Orders. See also, E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002).

H.	Payment of Dividends out of Capital by Exelon and ComEd

1.	Existing Authorization

In connection with the Merger that resulted in Exelon becoming a registered holding company, the Commission authorized each of Exelon and ComEd in the November 2 Order to pay dividends out of additional paid-in capital up to the amount of $500 million.63 Exelon and ComEd hereby request that the Commission grant the same authority in this Application through the Authorization Period.

2.	Change in Accounting Principles

Subsequent to the Merger, Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets,” were issued in 2001. SFAS 142 eliminated the amortization of goodwill as was required previously and provides for an annual assessment to determine if goodwill amounts are impaired. Exelon and its Subsidiaries adopted these standards effective January 1, 2002, which resulted in a net writedown of goodwill and a charge to income of $230 million net of taxes. If an analysis discloses an impairment, the company must take an impairment charge. Exelon has preformed the analysis each year since 2002, which did not result in any further impairment charge to date.

3.	Request for Authority

Exelon and ComEd request authorization, notwithstanding the above stated accounting changes, as approved in the Prior Orders, (i) to continue to pay dividends out of additional paid-in capital up to the amount of $500 million, and (ii) with respect to current earnings before any deductions resulting from any impairment of either goodwill or other intangibles recognized as a result of the Merger. Exelon and ComEd request that the Commission reserve jurisdiction with respect to the request of clause (ii), that is regarding the payment of dividends out of current earnings before any deductions resulting from impairment of goodwill or other intangibles recognized as a result of the Merger pending completion of the record.

As of December 31, 2003, neither Exelon nor ComEd has paid any dividends out of additional paid-in capital. If all of the remaining goodwill associated with the Merger were found to be impaired (i.e., $4.719 billion at December 31, 2003), the pro forma common equity ratio of Exelon and ComEd would be 26.83% and 25.30%, respectively.64 Nevertheless, Exelon and ComEd believe that based on anticipated earnings and dividend levels, as well as estimated financings, that neither Exelon nor ComEd will have common equity ratios below 30% of Consolidated Capitalization as a result of any further impairment of goodwill. The Commission has granted similar relief in several instances.65

[63]	As more specifically described in Item 1. F. of Exelon’s application in Amendment No. 2 (File No 70 9693, November 2, 2000), extraordinary reasons related to the adoption of utility restructuring legislation in Illinois and Pennsylvania and the accounting of the Merger under generally accepted accounting principles, caused unusual reductions in retained earnings of Exelon and the elimination of retained earnings of ComEd that prompted the request for authority for each of Exelon and ComEd to pay dividends out of additional paid-in capital up to the amount of $500 million.

[64]	The pro forma common equity ratio of Exelon and ComEd would be 18.8% and 15.7%, respectively, including securitization obligations.

[65]	See SCANA Corporation, Holding Co. Act Release No. 27801 (Feb. 9, 2004); Ameren Corporation, Holding Co. Act Release No. 27645 (Jan. 29, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002).

I.	Payment of Dividends out of Capital or Unearned Surplus by Non-Utility Subsidiaries

Exelon seeks authority, on behalf of every direct or indirect Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies and/or acquire, retire or redeem any securities of such companies that are held by an associated company or affiliate, from time to time, through the Authorization Period, out of capital or unearned surplus, to the extent permitted under applicable corporate law.66

There may be situations in which one or more of the Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings resulting from a disposition of assets, a restructuring or other accounting charge that eliminated retained earnings or its normal operations (excluding debt financing). Consistent with these considerations, Exelon requests authorization for the current and future Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus, through the Authorization Period, provided, however, that, without further approval of the Commission, no Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Subsidiary derives any material part of its revenues from the sale of goods, services or electricity to Utility Subsidiaries (“Non-exempt Subsidiary”). In addition, the Nonutility Subsidiaries will not declare or pay any dividend out of capital or unearned surplus unless such Non-Utility Subsidiary: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. Exelon requests that the Commission reserve jurisdiction over dividends out of capital or unearned surplus paid by any such Non-exempt Subsidiary.

J.	Payment of Dividends out of Capital by ComEd of Indiana

ComEd of Indiana is a public utility company, the sole business of which is owning transmission assets in Indiana and transporting electricity to ComEd from a generation plant owned by an unrelated entity (which plant was previously owned by ComEd of Indiana).67 ComEd of Indiana has no retail customers and historically there has been little change in its earnings and operations throughout the years. As a result of “push down” accounting in the Merger, $11 million of the retained earnings of ComEd of Indiana were reclassified as paid in capital. ComEd of Indiana has not recorded any reductions to retained earnings because of operating losses or impairment charges.

Section 12 (c) of the Act, and Rule 46(a) thereunder, prohibit ComEd of Indiana from paying dividends out of its capital or unearned surplus except pursuant to Commission order. As a non-operating company, ComEd of Indiana has excess funds, including funds classified as paid in capital, and has lent funds to the Utility Money Pool so that such amounts might be used by the Utility Subsidiaries of Exelon rather than being trapped as idle cash at ComEd of Indiana. Exelon now requests authority for ComEd of Indiana to pay dividends to its parent ComEd, from time to time through the Authorization Period, out of capital and unearned surplus to the extent permitted under state law up to $32 million provided that ComEd of Indiana’s common equity

[66]	See CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003); Progress Energy, Inc., Holding Co. Act Release No. 27728 (September 29, 2003).

[67]	In December 1997, ComEd of Indiana sold its 515 MW State Line facility to a subsidiary of Mirant Americas Generating LLC. for $68 million. The State Line facility is located on the Indiana-Illinois border and is comprised of two coal-fired generating units. ComEd of Indiana retained the ownership of the switchyard and transmission facilities connecting the State Line station to ComEd's transmission system.

ratio will not violate the 30% Condition. Such authorization would allow the unneeded funds at ComEd of Indiana resulting from the events described in this paragraph to be permanently applied to ComEd’s needs. The following table has information regarding the assets, liabilities and capital of ComEd of Indiana.

(Dollars In Millions)	Prior to October 2000	December 31, 2003
Assets
Cash	$28	$10
Money Pool	-0-	21
Other Assets	4	7

Total Assets	$32	$38
Liabilities and Equity
Payables and Deferred	$-0-	$6
Common Stock	21	21
Paid in Capital	-0-	9
Retained Earnings	11	2

Total Liabilities and Equity	$32	$38

The Commission has approved the payment of dividends out of capital or unearned surplus by utility subsidiaries in appropriate circumstances.68

K.	Changes of Capital Stock of Majority Owned Subsidiaries

The portion of an individual Subsidiary’s aggregate financing to be effected through the sale of stock to Exelon or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this filing cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary’s authorized capital stock capitalization or other equity interests by an amount deemed appropriate by Exelon or other intermediate parent company; provided that the consents of all other shareholders, if any, as required by law, have been obtained for the proposed change. This request for authorization is limited to Exelon’s 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business. Exelon will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change

[68]	Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); Conectiv, Holding Co. Act Release No. 27079 (Sept. 27, 1999).

implemented under this paragraph comports with such legal requirements.69 Further, in the event of any solicitation of proxies of minority shareholders in connection with a vote to approve any of the actions described in this paragraph, Exelon will comply, and will cause any of its Subsidiaries to comply, with applicable solicitation requirements of Section 12(e) of the Act and Rules 60 through 65 and will seek any required Commission approvals for such solicitation.

L.	Refinancing and/or Assumption of Pollution Control Obligations

In the Prior Financing U-1 and the Prior Orders, Exelon proposed, and the Commission approved, the assumption by Genco of up to $369 million of pollution control obligations incurred by PECO in connection with generation facilities that would be transferred to Genco. The generation assets were transferred to Genco effective January 1, 2001. In addition, all existing generating assets of ComEd were also transferred to Genco as of that date. Through December 31, 2003, $363 million of the originally approved $369 million has been assumed by Genco.70

[69]	See CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30, 2003), FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

[70]	Genco has or may “assume” these obligations in various ways. In certain cases, the terms of outstanding bonds could be amended in connection with the rate setting and/or tender mechanism to allow Genco to become the primary or sole obligor. In other cases, Genco may issue new “refunding” bonds and transfer the proceeds to or for the benefit of PECO to be used to retire the existing bonds. In some cases, the final maturity of a given series of bonds may be extended. The interest rates and other provisions applicable to any new bonds or remarketed bonds may vary based on market conditions at the time of issue.

Exelon now wishes to obtain approval for Genco to assume all remaining outstanding pollution control obligations of PECO. In addition thereto, Exelon seeks authority for Genco to assume pollution control obligations of ComEd. At December 31, 2003, PECO had a total of $311 million of outstanding pollution control obligations and ComEd had $609 million, for a total of $920 million. The outstanding obligations are as follows:71

PECO ENERGY COMPANY

Variable and Adjustable Rate Bonds

Amount Outstanding ($millions)	Coupon	Issuer	Maturity Date	Current Mode
50.000	Variable	Delaware Co Industrial Dev Auth	12/1/12	Auction
50.000	Variable	Delaware Co Industrial Dev Auth	12/1/12	Auction
50.000	Variable	Delaware Co Industrial Dev Auth	12/1/12	Auction
4.200	Variable	Salem Co Industrial PC Fin Auth	12/1/12	Auction
50.765	5.200	Delaware Co Industrial Dev Auth	4/1/21	NC-5
13.880	5.300	Montgomery Co Indust Dev Auth	10/1/34	NC-5
91.775	5.200	Montgomery Co Indust Dev Auth	10/1/30	NC-5

310.620
COMMONWEALTH EDISON Fixed Rate Bonds
Amount Outstanding ($millions)	Coupon	Issuer	Maturity Date	First Call Date
20.000	5.8500	Illinois Development Fin Auth	1/15/14	No Call
91.000	6.7500	Illinois Development Fin Auth	3/1/15	3/1/05
26.000	5.300	Illinois Development Fin Auth	1/15/04	No Call
20.000	5.700	Illinois Development Fin Auth	1/15/09	No Call
199.400	4.4000	Illinois Development Fin Auth	12/1/06	No Call

356.400
Variable Rate Bonds
Amount Outstanding ($millions)	Coupon	Issuer	Maturity Date	Current Mode
40.000	Variable	Illinois Development Fin Auth	5/15/17	Auction
19.975	Variable	Illinois Development Fin Auth	1/15/14	Auction
100.000	Variable	Illinois Development Fin Auth	4/15/13	Auction
50.000	Variable	Illinois Development Fin Auth	3/1/20	Auction
42.200	Variable	Illinois Development Fin Auth	11/1/19	Auction

252.175

[71]	All the obligations were outstanding or refinanced obligations outstanding prior to the Merger.

Genco currently contemplates that only the remaining $6 million of the PECO obligations (of the originally approved $369 million) and none of the ComEd obligations will be transferred to or assumed by Genco. To maintain flexibility however, Exelon, PECO, ComEd and Genco seek authority for Genco to assume any, all or none of the obligations listed above. In any case where Genco legally assumes these obligations PECO or ComEd, as the case may be, will be released from liability. Whether or not the pollution control facilities constructed with the proceeds of these pollution control obligations are still in service or owned by Genco, the pollution control obligations are consistent with the businesses conducted by Genco. Whether or not the utility is released, any such transfer to or assumption by Genco will have no impact on Exelon’s consolidated capitalization. Any such assumption and release will, however, have the effect of decreasing the portion of long-term debt in the capital structure of the transferring utility and will commensurately improve the common equity ratio of ComEd or PECO, as the case may be. In appropriate circumstances the transfer of additional pollution control obligations from PECO will enhance the equity component of its capitalization which will help offset the effects of the Receivable Contribution discussed above in Item 1.E.2.

M.	Cessation of Registered Holding Company Status

Since March 22, 2004, the Conowingo Companies have been converted into EWGs and are therefore no longer public utility companies under the Act. Accordingly, Genco no longer has any public utility company subsidiaries. One of the Conowingo Companies, PEPCO, owns another of the Conowingo Companies — Susquehanna Power Company, previously a public utility company and an EWG since that date. Accordingly, PEPCO no longer has any public utility company subsidiaries. Genco and PEPCO each request that the Commission issue an order pursuant to Section 5(d) of the Act, declaring that each has ceased to be a holding company and that upon effectiveness of the order in this docket, the registration of Genco and of PEPCO will cease to be in effect.

Section 2(a)(7) of the Act defines a “holding company” in pertinent part as:

“(A) any company which directly or indirectly owns, controls with power to vote, 10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company by virtue of this clause . . and (B) any which the Commission determines . . . to exercise . . . a controlling influence . . . over . . . any public-utility or holding company . . .”

Since Genco and PEPCO no longer own, or control with power to vote, any voting securities of a public-utility company or a holding company, or exercise a controlling interest over a public-utility company or a holding company, they are no longer “holding companies” within the meaning of Section 2(a)(7) of the Act.72 Therefore, Genco’s and PEPCO’s request under Section 5(d) should be approved.

N.	Filing of Certificates of Notification

It is proposed that, with respect to Exelon, the reporting systems of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1933 Act be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the

[72]	PEPCO is no longer considered a “holding company” for purposes of determining whether Genco owns a holding company.

same subject matters, resulting in a reduction of expense for both the Commission and Exelon. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of each of the first three calendar quarters and within 90 days after the end of the fourth calendar quarter, in which transactions occur.

Applicants will continue to file Rule 24 certificates containing the same information required by the Prior Orders:

1. A computation in accordance with rule 53(a) setting forth Exelon’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount remaining under the EWG/FUCO authority;

2. A breakdown showing Exelon’s aggregate investment in each EWG or FUCO counting against the EWG/FUCO authority;

3. Total Capitalization ratio of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs which shall also separately show the outstanding amount as of the end of the applicable period for each type of issued securities (e.g., common stock, Member Interests, long-term debt, short-term debt, Preferred Securities, Equity Linked Securities and any other securities approved by the Commission);

4. The market-to-book ratio of Exelon’s common stock;

5. Identification of any new EWG or FUCO counting against the EWG/FUCO authority in which Exelon has invested or committed to invest during the preceding quarter;

6. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon;

7. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter;

8. The sales of any common stock, Preferred Securities or Equity Linked Securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities, or Equity Linked Securities);

9. The total number of shares of Exelon common stock issued or issuable under the options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted together with the number of shares issued or issuable during the Authorization Period;

10. If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

11. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty and the total amount of guaranties outstanding at the end of the period;

12. The amount and terms of any Exelon indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

13. The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary;

14. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52 which shall also separately show the amount issued during the Authorization Period of non-exempt securities issued by Nonutility Subsidiaries previously reported under this item;

15. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the amount of Hedge Instruments or Anticipatory Hedges issued during the Authorization Period;

16. The name and parent company of any intermediate subsidiary or financing subsidiary created during the quarter; the amount invested in any intermediate subsidiary or financing subsidiary during the quarter, and the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the securities issued by such subsidiaries during the Authorization Period;

17. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter;

18. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary;

19. A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;

20. Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24; and

21. If any Subsidiaries are Variable Interest Entities (“VIEs”) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs; and

22. If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

O.	Reservation of Jurisdiction

Applicants request that the Commission reserve jurisdiction until completion of the record by filing of a post-effective amendment in this docket with respect to the following requests:

1. Over the issuance of securities authorized by an order in this docket in those circumstances where Exelon, ComEd or Genco do not comply with the 30% Condition pending completion of the record upon filing of a post-effective amendment;

2. Over the issuance of any securities authorized by an order in this docket at any time that the Investment Grade Condition is not satisfied;

3. Over the formation of the Non-Utility Money Pool and the participants therein;

4. Over the payment of dividends out of current earnings before any deductions resulting from impairment of goodwill or other intangibles recognized as a result of the Merger by Exelon and ComEd;

5. Over the payment of dividends out of capital or unearned surplus by any Non-exempt Subsidiary; and

6. Over aggregate investments in EWGs and FUCOs by Exelon in excess of $4 billion.

Item 2.	Fees, Commissions And Expenses.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $75,000.

Item 3.	Applicable Statutory Provisions.

A.	Applicable Provisions

Sections 5(d), 6(a), 7, 9, 10, 12 and 13 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 87 and 90 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.	Rule 53 and 54 Analysis.

Exelon proposes that it may use the proceeds of the financings approved herein for investments in EWGs and FUCOs and requests that the Commission approve an aggregate investment in EWGs and FUCOs by Exelon of up to $7.0 billion. Exelon requests that the Commission reserve jurisdiction over aggregate investments in EWGs and FUCOs by Exelon in excess of $4 billion pending completion of the record. In support of this request, Exelon presents the following.

1.	Background.

Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Exelon currently does not meet all of the conditions of Rule 53(a).

At December 31, 2003, the consolidated amount of Exelon’s aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 was $2.545 billion. At December 31, 2003, the average consolidated retained earnings (calculated as required by Rule 53) of Exelon was $2.315 billion. The resulting permitted aggregate investment under Rule 53 currently allowed (i.e., $4 billion minus $2.545 billion equals $1.455 billion) is insufficient to meet Exelon’s current investment level and business plans. Accordingly, Exelon requests that it be allowed to invest up to $7.0 billion in EWGs and FUCOs. Exelon will continue to satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system’s consolidated retained earnings.73

Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times through the Authorization Period. Exelon will file a post-effective amendment in to this Application/Declaration in the event that one of the circumstances described in rule 53(b) should occur during the period through the end of the Authorization Period. If a rule 53(b) event should occur, the approvals granted pursuant to this Application would cease to be effective to the extent that they authorize Exelon to use the proceeds of financings approved herein to make any further investments in EWGs and FUCOs (other than previously committed investments) in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.

[73]	The other requirements of Rule 53(a) provide (1) that the holding company keep certain books and records relating to EWGs and FUCOs in accordance with generally accepted accounting principles, (2) limitations on the number of employees of a domestic public utility company in the holding company system who may provide services for the EWGs and FUCOs and (3) for the holding company to make certain filings. Exelon undertakes to comply with the forgoing requirements. However, as authorized in the Merger Order, Genco, a “domestic public utility” obtained authority to provide certain services to EWGs and FUCOs. An aggregate investment of $7.0 billion is 302% of Exelon’s actual retained earnings average for the four quarters ended December 31, 2003 of $2,314.75 million.

2.	EWG Earnings and Losses

Exelon has no FUCOs. Its principal EWGs are AmerGen Energy Company LLC (“AmerGen”), Sithe Energies, Inc., Exelon New England Holdings Company (“EBG”), ExTex LaPorte LLC and Southeast Chicago Energy Project, LLC. With the exception of Exelon’s investments in Sithe Energies, Inc. and EBG, the investments in EWGs have had a positive impact on earnings. Excluding those two companies, total net income of EWGs in 2003 was $115 million. For detailed information regarding earnings or losses attributable to EWGs, see Exhibit K-1.

Exelon acquired a 49.9% interest in Sithe Energies, Inc in 2000. In the first quarter of 2003, Exelon recorded an impairment charge of $200 million ($120 million net of income taxes) associated with a decline in the Sithe investment value (See Exelon’s March 31, 2003 Form 10-Q). In the third quarter of 2003, Exelon recorded an additional impairment charge of $55 million ($36 million net of income taxes) to reflect an additional decline in the fair value of its investment in Sithe (See Exelon’s September 30, 2003 Form 10-Q). Both impairment charges were recorded in other income and deductions within the income statement.

In 2002, Exelon acquired Sithe New England Holdings, LLC (name changed to Exelon New England Holdings, LLC) from Sithe Energies, Inc. In connection with a decision in late July 2003 to transition out of the ownership of Exelon Boston Generating, LLC (“EBG”) (a wholly-owned subsidiary of Exelon New England Holdings, LLC) Exelon recorded an impairment charge of $945 million ($573 million net of income taxes) in operating expenses within the income statement during the third quarter of 2003 (See Exelon’s September 30, 2003 Form 10-Q). See Exhibit K-1 for the net effect on Exelon’s earnings from its investments in EWGs.74

Exelon expects its EWG investments to contribute positively to earnings in future periods.

3.	Risk Analysis and Mitigation

Exelon has a comprehensive risk analysis and mitigation process in place. This process was described in detail in Amendment No. 4 to Prior Financing U-1 filed December 4, 2000. Exelon is aware of proposed Rule 55, which would codify the Commission’s practice of requiring holding companies to institute a risk management process.75 Exelon will comply with the requirements of Rule 55 if it is adopted.

All of Exelon’s investments in EWGs and FUCOs are, and in the future will remain, segregated from ComEd and PECO. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of ComEd or PECO — even after the rate caps and rate freezes now in effect expire. Exelon represents that it will not seek recovery through higher rates from ComEd or PECO utility customers in order to compensate Exelon for any possible losses

[74]	Exelon has no FUCOs. Its principal EWGs are AmerGen Energy Company LLC (“AmerGen”), Sithe Energies, Inc., Exelon New England Holdings Company, ExTex LaPorte LLC and Southeast Chicago Energy Project, LLC. In the event Exelon in the future failed to comply with Rule 53(b), the consequence would be that Applicants could not issue securities approved hereunder for the purpose of making additional investments in EWGs or FUCOs, other than investments for which commitments have been entered into prior to such failure. Securities issuances for other purposes would not be affected.

[75]	Holding Co. Act Release No. 27342 (Feb. 7, 2001).

that it or any Subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

4.	Financial Ratios

Growth in Retained Earnings. Exelon’s retained earnings have grown significantly since the Merger as shown in the following table:

Date	Retained Earnings at Period End ($ in millions)	Percent Increase (Decrease) over Prior Period	Percent Increase over June 30, 2000
June 30, 2000[76]	89	NA	NA
December 31, 2000	332	273	273
March 31, 2001	570	72	540
June 30, 2001	755	32	748
September 30, 2001	995	32	1,018
December 31, 2001	1,169	17	1,213
March 31, 2002[77]	1,073	(8)	1,106
June 30, 2002	1,421	32	1,497
September 30, 2002	1,830	29	1,956
December 31, 2002	2,042	12	2,194
March 31, 2003	2,254	10	2,433
June 30, 2003	2,475	10	2,681
September 30, 2003[78]	2,210	(11)	2,383
December 31, 2003	2,320	5	2,315

Financial Ratios. Exelon’s proposed $7.0 billion aggregate investment in EWGs would represent a conservative and reasonable commitment of Exelon capital for a company the size of Exelon, based on various financial ratios at December 31, 2003. For example, investments of this amount would be equal to only approximately:

28.7% of Exelon’s total Consolidated Capitalization ($24.35 billion),79

38.6% of consolidated utility plant and equipment ($18.16 billion),

[76]	Pro forma amount assuming completion of the Merger. This retained earnings amount was the relevant figure when the Commission made its initial decision regarding Exelon financing matters and thus serves as an appropriate baseline for comparison of improvement. All other figures are actual historical reported amounts.

[77]	Retained earnings declined in the first quarter of 2002 because of the adoption of Financial Accounting Standard Board accounting standards No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting standards for goodwill and intangible assets. Exelon and its system companies adopted these standards effective January 1, 2002, which resulted in a net writedown of goodwill and a charge to income of $230 million net of taxes.

[78]	Retained earnings declined in the third quarter of 2003 in connection with the decision in late July 2003 to transition out of the ownership of EBG. Genco recorded an impairment charge of its long-lived assets pursuant to SFAS No. 144 of $945 million ($573 million net of income taxes) during the third quarter of 2003. See Exelon’s September 30, 2003 Form 10-Q, filed October 29, 2003.

[79]	This calculation of capitalization includes securitization obligations.

16.7% of total consolidated assets ($41.94 billion), and

32.1% of the pro forma market value of Exelon’s outstanding common stock ($21.78 billion).80

[80]	The market value of Exelon common stock is calculated based on its stock price of $66.36 at December 31, 2003.

The table below illustrates that Exelon’s exposure to EWG/FUCO investments will be comparable to the following companies that received approval to exceed the safe harbor investment amount.81 In three out of four categories, the percentage applicable to Exelon is below the average of the companies listed and in every category, the percentage applicable to Exelon is well below the highest percentage found reasonable by the Commission in prior cases.82

Investments in EWGs and FUCOs as a percentage of:

Company	Consolidated Capitalization	Consolidated Net Utility Plant	Consolidated Total Assets	Market Value of Common Stock
CSW	23.0	23.0	14.0	31.0
GPU	24.9	34.2	19.4	49.8
AEP	16.0	13.8	9.8	18.5
Entergy Corp.	18.6	17.4	11.7	43.8
National Grid	46.6	N/A	33.0	7.8
Cinergy	49.1	50.5	27.3	60.1
Alliant	19.3	27.4	13.2	34.9
FirstEnergy	25.0	35.7	12.8	58.8
Allegheny	21.0	19.0	14.0	30.0
E.ON83	43.9	N/A	24.2	69.8
KeySpan[84]	34.9	52.6	23.1	53.8
Average	29.3	30.4	18.4	41.7

Exelon Aggregate Investment ($7.0 billion) at 12/30/2003[85]	28.7	38.6	16.7	32.1

Share Price to Earnings Ratio. Exelon’s P/E ratio as of December 31, 2003 was 11.9, compared to an average of 12.8 for Exelon’s selected group of peer energy companies, based on 2004 consensus earnings estimates.86

[81]	Data for other companies taken from public filings except that market value for National Grid estimated based on $38.125 per share at October 7, 1999 as reported from New York Stock Exchange data.

[82]	See Central and South West Corporation (“CSW”), Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc. (“GPU”), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy, Inc. (“Cinergy”), Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Inc. (“AEP”), Holding Co. Act Release No. 26864 (April 27, 1998); The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000); Entergy Corporation, Holding Co. Act Release No. 27184 (June 13, 2000); Cinergy Corporation, Holding Co. Act Release No. 27400 (May 18, 2001); Alliant, Holding Company Act Release No. 27448 (Oct. 3, 2001); FirstEnergy, Holding Company Act Release No. 27459 (Oct. 29, 2001); Allegheny Energy, Inc. Holding Co. Act Release No. 27486 (Dec. 31, 2001).

[83]	Based on E.ON’s additional investment of $25 billion. Based on E.ON’s consolidated investments of $65 billion, E.ON’s consolidated capitalization is 114%, total consolidated assets is 24.2%, and market value of outstanding common stock is 182%.

[84]	KeySpan Corp., Holding Co. Act Release No. 27776 (December 18, 2003) (KeySpan was authorized to increase its investments from $2.2 billion to $3 billion).

[85]	Exelon’s approval in the Prior Orders based on its pro forma consolidated figures at June 30, 2000 was 18.9%, 23.3%, 11.1% and 28.2%, respectively.

[86]	Exelon’s peer group consists of: Allegheny Energy, American Electric Power Co., Inc., CenterPoint Energy, Cinergy Corp., Constellation Energy, Dominion Resources, Inc., DTE Energy, Duke Energy, Edison International, Entergy, FirstEnergy, FPL Group, PPL Resources, Progress Energy, Public Service Enterprise Group, Inc., Southern Co., TXU Corp., and Xcel Energy.

Market to Book Ratio. Exelon’s market to book ratio is currently 2.56 based on a book value of $25.92 per share as of December 31, 2003 and a market price of $66.36 per share at that date. This ratio is above the industry average, which was 1.82 as of January 2004.87

Dividend Payout Ratio. Exelon targets a dividend payout ratio range of approximately 35% to 40%. Exelon’s payout ratio for 2001 was 41%, for 2002 was 39%, and for 2003 was 69%. This range is consistent with the industry average of 61.62% for 2003.88 Based on the anticipated dividend and estimates for 2004 earnings, Exelon’s payout ratio is expected to be consistent with its 35% to 40% target. A payout ratio at this level will enable Exelon to build its equity cushion to support future growth.

5.	State Commissions

Applicants requested the Pennsylvania Commission and the Illinois Commission to each send letters to the Commission indicating that Exelon’s proposed aggregate investment of up to $7.0 billion in EWGs and FUCOs would not adversely affect the respective commission’s ability to continue to assure adequate protection of utility customers and ratepayers. Each of those commissions has sent a response to that request directly to the Commission.

6.	Rule 54

Certain of the proposed transactions may also be subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Exelon’s compliance with, or requests for variance from, the Rule 53 requirements are outline above.

Item 4.	Regulatory Approval.

The Pennsylvania Commission has jurisdiction over issuances of securities by PECO, other than securities payable within one year of the date of issuance or upon demand of the holder. The Illinois Commission has jurisdiction over issuances of securities by ComEd, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period.

Securities issued by the Utility Subsidiaries that are subject to approval by the Commission are not subject to approval by the FERC under the Federal Power Act because of Section 318 of the Federal Power Act.

[87]	Price to Book Ratio by Sector, Elect. Util. (Central), Leonard N. Stern School of Business, New York University, January 2004, available at http://www.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ pbvdata.html.

[88]	Dividend Fundamentals by Sector, Elect. Util (Central), Leonard N. Stern School of Business, New York University, January 2004, available at http://www.stern.nyu.edu/~adamodar/New_Home_Page/datafile/divfund.htm. Exelon's payout ratio in 2003 exceeded its target and prior year figures because of one-time charges related to EWGs discussed herein.

Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.	Procedure.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.	Exhibits And Financial Statements.

A.	Exhibits.

A-1	Restated Articles of Incorporation of Exelon (Incorporated by reference to S-4 Registration Statement, File No. 333-37082)

B-1	Exelon Indenture (Incorporated by reference to Registration Statement No. 333-57540, Form S-3, Exhibit 4.1)

B-2	Genco Indenture (Incorporated by reference to Registration Statement No. 333-85496, Form S-4, Exhibit 4.1)

F-1	Preliminary opinion of counsel to Exelon (Previously filed)

F-2	Past-tense opinion of counsel to Exelon (To be filed by amendment)

G-1	Exelon Corporation Dividend Reinvestment and Employee Stock Purchase Plan (Incorporated by reference to Exelon’s Registration Statement on Form S-3 filed March 18, 2002 (Reg. No. 333-84446)).

G-2	Exelon Corporation Employee Stock Purchase Plan (Incorporated by reference to Exhibit No. 4.2 of Exelon’s Registration Statement on Form S-8 filed May 22, 2001 (Reg. No. 333-61390))

G-3	Exelon Corporation Long-Term Incentive Plan (Incorporated by reference to Appendix B to Schedule 14A filed by Exelon Corporation on March 13, 2002 (File No. 1-16169))

G-4	PECO Energy Company 1998 Stock Option Plan (Incorporated by reference to Exhibit 4.3 of Exelon’s Registration Statement on Form S-4 filed November 13, 2000 (Reg. No. 333-37082))

G-5	Exelon Corporation Employee Savings Plan (Incorporated by reference to Exhibit 10-9 of Exelon’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-16169))

G-6-1	Unicom Corporation Amended and Restate Long Term Incentive Plan (Incorporated by reference to Exhibit A to Unicom Corporation’s Proxy Statement dated April 7, 1999 (File No. 1-11375))

G-6-2	Unicom Corporation 1996 Director’s Fee Plan (Incorporated by reference to Exhibit A to Unicom Corporation’s Proxy Statement dated April 8, 1999 (File No. 1-11375))

G-6-3	Unicom Corporation Retirement Plan for Directors (Incorporated by reference to Exhibit 4.12 to Exelon’s Registration Statement on Form S-8 filed November 13, 2000 (Reg. No. 333-49780))

G-6-4	Commonwealth Edison Company Retirement Plan for Directors (Incorporated by reference to Exhibit 4.13 to Exelon’s Registration Statement on Form S-8 filed November 13, 2000 (Reg. No. 333-49780))

G-7	Exelon Corporation Stock Deferral Plan (Incorporated by reference to Exhibit 10-22 of Exelon’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-16169))

H-1	Proposed Form of Notice (Previously filed)

I-1	Form of Utility Money Pool Agreement (Filed herewith)

I-2	Form of Non-Utility Money Pool Agreement (To be filed by amendment)

J-1	Projected Capitalization (Filed confidentially pursuant to Rule 104) (Filed herewith).

K-1	EWGs Earnings and Losses (Filed confidentially pursuant to Rule 104) (Filed herewith).

B.	Financial Statements.

FS-1	Consolidated Balance Sheet of Exelon as of December 31, 2003 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-16169)

FS-2	Consolidated Statement of Income of Exelon for the year ended December 31, 2003 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-16169)

Item 7.	Information as to Environmental Effects

The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2004

Exelon Corporation

Commonwealth Edison Company

10 South Dearborn Street

37th Floor

Chicago, Illinois 60603

PECO Energy Company

2301 Market Street

Philadelphia, Pennsylvania 19101

Exelon Generation Company, LLC

300 Exelon Way

Kennett Square, Pennsylvania 19348

By	/s/ Robert S. Shapard
Robert S. Shapard Executive Vice President and Chief Financial Officer

Adwin Equipment Company;

Commonwealth Edison Company of Indiana, Inc. ECP Telecommunications Holdings, LLC; EEI Telecommunications Holding, LLC; Energy Trading Company; Exelon Business Services Company; Exelon Capital Partners, Inc.; Exelon Communications Company, LLC; Exelon Communications Holdings, LLC; Exelon Energy Company; Exelon Energy Delivery Company, LLC; Exelon Enterprises Company, LLC; Exelon Enterprises Investments, Inc.; Exelon Enterprises Management, Inc.; Exelon New Trust Company; Exelon Services, Inc. (formerly, Unicom Mechanical Services, Inc.); Exelon Thermal Development, Inc.; Exelon Thermal Holding, Inc.; Exelon Thermal Technologies, Inc.; Exelon Ventures Company, LLC; F&M Holdings Company, LLC; PECO Energy Power Company; Susquehanna Power Company; Susquehanna Electric Company; Unicom Power Holdings, LLC; Unicom Investments, Inc. and Unicom Power Marketing, Inc.

c/o Exelon Corporation 10 South Dearborn Street, 37th Floor Chicago, Illinois 60603

By Exelon Corporation

		By	/s/ Robert S. Shapard

Robert S. Shapard
Executive Vice President and Chief Financial Officer